Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. (the “Company”) and Subsidiaries. The financial statements consist of the consolidated statements of financial position as of December 31, 2012 and 2011, respectively, and the related consolidated statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for the years ended December 31, 2012 and 2011, respectively. The Company’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, respectively, and the results of its operations and its cash flows for the year ended December 31, 2012 and 2011, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 25, 2013

Notice to Readers

This report is effective as of February 25, 2013, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,777,804	6,417,123
Financial assets at fair value through profit or loss (Notes 4, 6, 7, 11, 17 and 25)	26,147,141	25,600,231
Available-for-sale financial assets (Notes 4, 6, 8, 11, 17 and 45)	18,869,900	19,671,924
Held-to-maturity financial assets (Notes 4, 9, 11 and 17)	18,684,801	20,036,128
Loans and receivables (Notes 4, 6, 10, 11, 17, 31, 43, 44 and 45)	250,105,729	235,159,956
Investments in jointly controlled entities and associates (Note 12)	1,037,930	928,233
Investment properties (Notes 13 and 16)	491,685	498,999
Premises and equipment (Notes 14,16 and 17)	3,185,543	3,134,472
Intangible assets and goodwill (Notes 15 and 47)	433,407	447,891
Current tax assets (Note 41)	37,792	56,570
Deferred tax assets (Note 41)	155,086	79,980
Derivative assets (Notes 4, 11 and 25)	281,069	326,840
Assets held for sale (Note 16)	83,347	56,243
Other assets (Notes 18 and 45)	414,699	377,059

Total assets	325,705,933	312,791,649

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11,19 and 25)	10,985,765	9,621,546
Deposits due to customers (Notes 11, 20 and 45)	202,919,613	195,930,482
Borrowings (Notes 11 and 21)	33,478,685	34,666,709
Debentures (Notes 11 and 21)	27,959,969	29,265,833
Provisions (Notes 22 and 45)	863,658	892,308
Retirement benefit obligation (Note 23)	166,296	119,704
Current tax liabilities (Note 41)	178,793	274,257
Deferred tax liabilities (Note 41)	124,946	260,431
Derivative liabilities (Notes 11 and 25)	38,000	33,493
Other financial liabilities (Notes 11, 24, 43 and 45)	25,479,827	19,083,709
Other liabilities (Notes 24 and 45)	507,668	569,783

Total liabilities	302,703,220	290,718,255

EQUITY
Owners’ equity:	18,665,600	17,523,998
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	309,010
Capital surplus (Note 27)	174,044	175,768
Other equity (Note 29)	185,950	586,421
Retained earnings (Note 30)	13,777,122	12,422,722
Non-controlling interests	4,337,113	4,549,396

Total equity	23,002,713	22,073,394

Total liabilities and equity	325,705,933	312,791,649

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except per share data)
Interest income	15,019,982	15,044,846
Interest expense	(7,752,879)	(7,780,451)

Net interest income (Notes 33 and 45)	7,267,103	7,264,395
Fees and commissions income	1,667,166	1,774,434
Fees and commissions expense	(663,676)	(578,942)

Net fees and commissions income (Notes 34 and 45)	1,003,490	1,195,492
Dividend Income (Note 35)	163,125	203,005
Gain (loss) on financial instruments at fair value through profit or loss (Note 36)	(293,469)	119,403
Gain on available-for-sale financial assets (Note 37)	566,161	1,072,877
Gain on held-to-maturity financial assets	10	82
Impairment losses on credit loss (Note 38)	(2,121,102)	(2,268,927)
Other net operating expenses (Notes 39 and 45)	(4,356,747)	(4,500,619)

Operating income	2,228,571	3,085,708
Share of profits of jointly controlled entities and associates (Note 12)	68,667	16,700
Other non-operating income (expense) (Note 40)	(5,974)	74,965

Non-operating income	62,693	91,665
Net income before income tax expense	2,291,264	3,177,373
Income tax expense (Note 41)	(493,389)	(744,093)

Net income	1,797,875	2,433,280

Other comprehensive income (loss), net of tax	(387,788)	(385,374)
Loss on available-for-sale financial assets	(350,226)	(374,877)
Share of other comprehensive income (loss) of jointly controlled entities and associates	56,856	(37,602)
Gain (loss) on overseas business translation	(107,509)	24,591
Gain on valuation of cashflow hedge	13,091	2,514

Other comprehensive income (loss), net of tax	(387,788)	(385,374)
Total comprehensive income	1,410,087	2,047,906

Net income attributable to:
Net income attributable to owners	1,583,580	2,136,828
Net income attributable to non-controlling interests	214,295	296,452
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,177,633	1,729,658
Comprehensive income attributable to non-controlling interests	232,454	318,248
Basic and diluted earnings per share (Note 42)	1,931	2,649

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	2,136,828	2,136,828	296,452	2,433,280
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Paid in capital stock	—	—	(4,632)	—	—	(4,632)	355,418	350,786
Changes in investment in consolidated subsidiaries	—	—	295	—	—	295	(217)	78
Variation of available-for-sale financial assets	—	—	—	(403,737)	—	(403,737)	28,860	(374,877)
Changes in equity of jointly controlled entities and associates	—	—	—	(20,030)	—	(20,030)	(17,572)	(37,602)
Foreign currency translation	—	—	—	13,449	—	13,449	11,142	24,591
Cash flow hedge	—	—	—	3,149	—	3,149	(635)	2,514
Changes in other equity	—	—	—	(8,428)	—	(8,428)	(16,340)	(24,768)
Changes in equity of non-controlling interests	—	—	—	—	—	—	22,292	22,292
Dividends to hybrid securities	—	—	—	—	(1,942)	(1,942)	(156,532)	(158,474)
Issue of hybrid securities	—	309,010	—	—	—	309,010	—	309,010
Repayment of hybrid securities	—	—	—	(1)	—	(1)	(499,999)	(500,000)

December 31, 2011	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394

January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	1,583,580	1,583,580	214,295	1,797,875
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investment in consolidated subsidiaries	—	—	(1,724)	—	—	(1,724)	(220)	(1,944)
Variation of available-for-sale financial assets	—	—	—	(335,688)	—	(335,688)	(14,538)	(350,226)
Changes in equity of jointly controlled entities and associates	—	—	—	7,188	—	7,188	49,667	56,855
Foreign currency translation	—	—	—	(81,805)	—	(81,805)	(25,704)	(107,509)
Cash flow hedge	—	—	—	4,357	—	4,357	8,734	13,091
Changes in other equity	—	—	—	5,136	—	5,136	3,102	8,238
Depreciation of subsidiaries’ stock discount	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(271,770)	(271,770)
Dividends to hybrid securities	—	—	—	—	(27,336)	(27,336)	(135,007)	(162,343)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

December 31, 2012	4,030,077	498,407	174,044	185,950	13,777,122	18,665,600	4,337,113	23,002,713

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,797,875	2,433,280
Adjustments:
Income tax expense	493,389	744,093
Interest income	(15,019,982)	(15,044,846)
Interest expense	7,752,879	7,780,451
Dividend income	(163,125)	(203,005)
Impairment losses on credit loss	2,121,102	2,268,927
Loss on valuation of financial instruments at fair value through profit or loss	176,907	—
Loss on valuation of investments in jointly controlled entities and associates	5,349	39,738
Loss on foreign exchange translation	44,539	35,226
Loss on transaction of derivatives	24,461	5,641
Loss on valuation of derivatives	32,006	8,378
Loss on fair value hedged items	38,879	195,837
Provisions	81,385	59,260
Retirement benefits	207,249	153,167
Depreciation and amortization	291,033	273,607
Loss on disposal of investments in jointly controlled entities and associates	19,807	40
Loss on disposal of premises and equipment and other assets	3,335	6,247
Impairment loss of premises and equipment and other assets	17,731	18,875
Gain on valuation of financial instruments at fair value through profit or loss	—	(224,550)
Gain on disposal of available-for-sale financial assets	(566,161)	(1,072,877)
Gain on disposal of held-to-maturity financial assets	(10)	(82)
Gain on valuation of investments in jointly controlled entities and associates	(74,016)	(56,438)
Gain on foreign exchange translation	(26,059)	(46,882)
Gain on transaction of derivatives	(4,496)	(233)
Gain on valuation of derivatives	(40,072)	(187,038)
Gain on fair value hedged items	(43,725)	(3,876)
Reversal of provisions	(25,069)	(8,350)
Gain on disposal of investments in jointly controlled entities and associates	(28,627)	(61,071)
Gain on disposal of premises and equipment and other assets	(4,669)	(74,140)
Reversal of impairment loss of premises and equipment and other assets	(3,700)	(791)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	640,404	(2,408,645)
(Increase) in loans and receivables	(16,796,956)	(17,933,322)
(Increase) in other assets	(55,488)	(2,529,458)
Increase in deposits due to customers	6,529,154	10,455,304

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean Won
	2012	2011
	(in millions)
(Decrease) increase in provisions for guarantee and loan commitment	(79,095)	12,921
(Decrease) in retirement benefit obligation	(160,658)	(142,289)
Increase in other financial liabilities	6,035,108	6,829,024
(Decrease) increase in other liabilities	(17,603)	174,424
Cash received from (paid for) operating activities:
Interest revenue received	14,986,770	14,948,932
Interest expense paid	(7,781,131)	(7,170,272)
Dividend received	156,463	203,005
Income tax paid	(666,170)	(549,333)

Net cash (used in) operating activities	(100,987)	(1,071,121)

Cash flows from investing activities:
Disposal of available-for-sale financial assets	25,991,898	11,319,306
Redemption of held-to-maturity financial assets	11,264,656	6,595,952
Disposal of investments in jointly controlled entities and associates	140,871	167,701
Disposal of investment properties	—	130,501
Disposal of premises and equipment	15,545	31,962
Disposal of intangible asset	3,199	3,270
Disposal of assets held for sale	15,860	109,168
Acquisition of available-for-sale financial assets	(24,796,958)	(8,360,550)
Acquisition of held-to-maturity financial assets	(9,913,276)	(6,826,232)
Acquisition of investment in jointly controlled entities and associates	(97,819)	(311,805)
Acquisition of investment properties	(2,724)	(1,356)
Acquisition of premises and equipment	(252,470)	(232,456)
Acquisition of intangible assets	(72,598)	(211,778)

Net cash provided by investing activities	2,296,184	2,413,683

Cash flows from financing activities:
Net increase in borrowings	—	401,121
Issue of debentures	8,922,872	6,942,404
Issue of hybrid securities	189,397	309,010
Increase in hedging derivatives	43,965	10,113
Net increase in non-controlling interests	—	189,728
Net decrease in borrowings	(1,188,024)	—
Repayment of debentures	(10,234,926)	(6,975,522)
Dividends paid	(201,503)	(201,503)
Dividends to hybrid securities paid	(26,629)	—
Repayment of hybrid securities of subsidiaries	—	(500,000)
Net decrease in non-controlling interests	(168,448)	—

Net cash (used in) provided by financing activities	(2,663,296)	175,351
Net (decrease) increase in cash and cash equivalents	(468,099)	1,517,913

Cash and cash equivalents, beginning of the year	6,417,123	4,871,109
Effects of exchange rate changes on cash and cash equivalents	(171,220)	28,101

Cash and cash equivalents, end of the year	5,777,804	6,417,123

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. General

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of functional restructuring since incorporation, as of December 31, 2012, the Company consolidates Woori Bank, ten other subsidiaries, and 146 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2012, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued and KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2) The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries:

	Main	Percentage of ownership (%)
Subsidiaries	business	December 31, 2012	December 31, 2011
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	”	100.0	100.0
Kwangju Bank	”	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I Co., Ltd.	Finance	100.0	100.0
Woori Investment & Securities (*1)	”	37.9	37.9
Woori Asset Management Co., Ltd.	”	100.0	100.0
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial Co., Ltd.(*4)	”	52.0	52.5
Woori FG Savings Bank	”	100.0	100.0
Woori Finance Research Institute Co., Ltd. (*2)	Other service business	100.0	—
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank (*10)	Finance	100.0	100.0
Woori Global Market Asia Limited (*10)	”	100.0	100.0
Woori Bank (China) Limited (*10)	”	100.0	100.0
ZAO Woori Bank (*10)	”	100.0	100.0
PT. Bank Woori Indonesia (*10)	”	95.2	95.2
Woori Brazil Bank (*2)(*10)	”	100.0	—
Korea BTL Infrastructure Fund	”	100.0	100.0
Woori Fund Service Co., Ltd.	”	100.0	100.0

	Main	Percentage of ownership (%)
Subsidiaries	business	December 31, 2012	December 31, 2011
Kumho Trust 1st Co., Ltd. (*3)	Asset securitization	0.0	0.0
Asiana Saigon Inc. (*3)	”	0.0	0.0
An-Dong Raja 1st Co., Ltd. (*3)	”	0.0	0.0
Consus 8th Co., LLC (*3)	Asset securitization	0.0	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*3)	”	15.0	15.0
Woori IB Global Bond Co., Ltd. (*3)	”	0.0	0.0
IB Global 1st Inc. (*3)	”	0.0	0.0
Real DW Second Co., Ltd. (*3)(*7)	”	—	0.0
Hermes STX Co., Ltd. (*3)	”	0.0	0.0
BWL First Co., LLC (*3)	”	0.0	0.0
Woori Poongsan Co., Ltd. (*3)	”	0.0	0.0
Ocean Sand Co., Ltd. (*3)	”	0.0	0.0
Kyongnam Bank:
Consus 6th Co., LLC (*3)	”	0.0	0.0
Kwangju Bank:
Euro Quanto Second Inc. (*7)	”	—	0.0
Hybrid 1st Specialty Inc. (*3)	”	0.0	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*3)	”	15.0	15.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Eighth Asset Securitization Specialty (*7)	”	—	100.0
Woori F&I Tenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty	”	100.0	100.0
Woori F&I Thirteenth Asset Securitization Specialty	”	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	”	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	”	100.0	100.0
Woori EA Third Asset Securitization Specialty	”	70.0	70.0
Woori EA Fourth Asset Securitization Specialty	Asset securitization	70.0	70.0
Woori EA Fifth Asset Securitization Specialty	”	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	”	100.0	100.0
WR Loan Inc. (*5)	”	—	100.0
Woori EA Eighth Asset Securitization Specialty	”	51.0	51.0
WR Investment America, LLC (*10)	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	”	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	Asset securitization	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	”	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty (*2)	”	100.0	—
Woori EA Twelfth Asset Securitization Specialty	”	70.0	70.0
Woori EA Thirteenth Asset Securitization Specialty	”	70.0	70.0

	Main	Percentage of ownership (%)
Subsidiaries	business	December 31, 2012	December 31, 2011
Woori EA Fourteenth Asset Securitization Specialty	”	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty (*2)	”	70.0	—
Woori EA Eighteenth Asset Securitization Specialty (*2)	”	67.0	—
Woori F&I Twenty sixth Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Twenty seventh Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Twenty eighth Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Twenty ninth Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Thirtieth Asset Securitization Specialty (*2)	”	100.0	—
Woori F&I Thirty first Asset Securitization Specialty (*2)	”	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd. (*10)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund (*9)(*10)	Securities investments	100.0	100.0
LG Investments Holding B.V. (*10)	”	100.0	100.0
Woori Investment Securities (H.K.) Ltd. (*10)	Securities business	100.0	100.0
Connacht Capital Market Investment (*8)(*10)	Securities investments	—	100.0
Woori Investment Securities Int’l Ltd. (*10)	”	100.0	100.0
Woori Investment Securities America, Inc. (*10)	”	100.0	100.0
Woori CBV Securities Corporation (*1)(*9)(*10)	Securities business	49.0	49.0
MARS First Private Equity Fund	Other financial business	52.9	52.9
MARS Second Private Equity Fund (*1)	”	8.9	8.9
Woori Absolute Partners PTE, Ltd. (*10)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia (*10)	”	60.0	60.0
Woori Absolute Return Investment Strategies Fund (*9)(*10)	”	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund (*6)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd. (Beijing) (*4)(*10)	Securities investments	95.1	100.0
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*3)	Asset securitization	15.0	15.0
Woori Giant First Co., Ltd.	”	100.0	100.0
Woori Private Equity Co. , Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori EL Co., Ltd. (*9)	Other financial business	100.0	100.0
MARS First:
MARS INS First, Ltd.	”	100.0	100.0
Woori Private Equity Fund:
Kumho Investment Bank (*1)	Other credit finance business	41.4	41.4
Kumho Investment Bank:
HUB 1st Co., Ltd. (*3)	Asset securitization	0.0	0.0
HUB 2nd Co., Ltd. (*3)	”	0.0	0.0
HUB 3rd Co., Ltd. (*3)	”	0.0	0.0
Two Eagles KIB LLC (*9)(*10)	Other service business	100.0	100.0
TY Second Asset Securitization Specialty (*8)	Asset securitization	—	0.0
Two Eagles LLC (*10)	Other service business	55.0	55.0
Sahn Eagles LLC (*10)	Other financial business	65.6	65.6
Woori Partner Plus Private Equity Securities 4th and 59 beneficiary certificates for the rest	Beneficiary certificates	—	—

(*1)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*2)	Included in consolidation scope due to the investment over 50% for the year ended December 31, 2012.
(*3)	Classified as a special purpose entity (“SPE”) controlled by the Group and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, based on consideration of activities of the SPE being conducted on behalf of the Group, the Group’s decision-making power to obtain the majority of the benefits of the activities and the Group’s right to obtain the majority of benefit from the activities and exposure to risk incident to the activities. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*4)	The Company’s ownership interest decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012.
(*5)	Excluded from consolidation and reclassified to a jointly controlled entity which is under equity method because the Company’s ownership interest has decreased due to disproportionate decrease in paid-in capital for the year ended December 31, 2012. (see Note 12)
(*6)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the general partner of the fund.
(*7)	Excluded from consolidation because related risk and benefit have become extinct as a consequence of the Company’s activity ended substantially.
(*8)	Excluded from consolidation scope due to the liquidation for the year ended December 31, 2012.
(*9)	Financial information for consolidation is based on the financial statements as of September 30, 2012 for certain entities such as Woori EL Co., Ltd. and Two Eagles KIB LLC and November 30, 2012 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund, respectively. There have been no significant transactions and events subsequent to September 30, 2012 and November 30, 2012.
(*10)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in the United States; 2) Woori Global Market Asia Limited and Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited and Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia and Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd. and Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund and Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. in the Netherlands; 10) Connacht Capital Market Investment in Malaysia; 11) Woori Investment Securities Int’l Ltd. in United kingdom; and 12) Woori CBV Securities Corporation in Vietnam.

(3) Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income attributable to owners
Woori Bank	247,248,351	228,682,457	21,586,057	1,447,904
Kyongnam Bank	28,901,504	26,933,672	1,798,571	178,420
Kwangju Bank	18,616,830	17,300,605	1,164,060	136,359
Woori FIS	334,878	293,612	308,325	(4,458)
Woori F&I	1,748,298	1,468,673	154,367	45,923
Woori Investment & Securities	24,821,505	21,367,997	3,498,567	122,957
Woori Asset Management	80,095	16,269	31,845	979
Woori PE	1,559,318	1,503,445	213,360	2,879
Woori Financial	3,537,592	3,165,522	347,411	53,073
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)
Woori Finance Research Institute	4,156	1,562	—	(407)

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income attributable to owners
Woori Bank	242,472,162	224,346,022	28,273,439	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,714,594	195,647
Kwangju Bank	18,030,369	16,813,501	1,132,847	136,328
Woori FIS	264,215	238,393	284,357	(3,480)
Woori F&I	1,371,031	1,114,343	146,849	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,878,239	164,621
Woori Asset Management	80,020	17,174	31,542	1,462
Woori PE	1,575,969	1,505,636	346,972	651
Woori Financial	3,161,794	2,889,741	334,174	51,702
Woori FG Savings Bank	603,400	526,035	54,429	(32,352)

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the annual periods beginning on January 1, 2011.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value.

The consolidated financial statements of the Group were approved by the board of directors on February 25, 2013.

1) The Group has newly adopted following new standards and interpretations that made changes in accounting policies:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

In accordance with the amendments to K-IFRS 1001, the Group changes the presentation of operating income by deducting cost of sales and general and administration expenses from operating income line items. The Group applied these amendments retroactively for the comparative period and restated the statements of comprehensive income for the years ended December 31, 2012 and 2011.

Accordingly, rental fee income, gains on sale of securities under equity method and others, and donation and others amounting to 13,997 million Won, 162,094 million Won, and 182,065 million Won for the year ended December 31, 2012, respectively, and 16,520 million Won, 212,128 million Won, and 153,683 million Won for the year ended December 31, 2011, respectively, are reclassified into non-operating income (expense) from operating income (loss). As a result, operating income is increased by 5,974 million Won for the current year and decreased by 74,965 million Won for prior year. There is no impact on net income and earnings per share for the year ended December 31, 2012 and 2011.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

In accordance with the amendments to K-IFRS 1107, the Group discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Group is exposed, the carrying amounts of the transferred assets and the associated liabilities and other requirements for each class of transferred financial assets that are not derecognized in their entirety. In addition, when the Group derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Group discloses the carrying amount of the assets and liabilities that are recognized in the Group’s consolidated statements of financial position and the amount that best represents the Group’s maximum exposure to loss and others, such information to evaluate the nature of, and risks associated with, the Group’s continuing involvement. Detailed contents due to the amendments are described in Note 11.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

The amendments to K-IFRS 1012 allows that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the Group expect to recover the carrying amount of an asset. Investment property is measured using the revaluation model under K-IFRS 1040 Investment Property or a non-depreciable asset measured using the revaluation model in K-IFRS 1016 Property, Plant, and Equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The adoption of the amendments has no effect on consolidated financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

The amendments permit the benefit of such prepayment to be recognized as an asset. The adoption of the amendments has no effect on financial statements.

2) The Group has not applied the following new and revised K-IFRS early that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 requires that other comprehensive income shall be presented and classified by “items” not to be reclassified subsequently to net income and “items” to be reclassified subsequently to net income upon meeting certain conditions. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Group anticipates that the amendments may not have significant effect on financial statements.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments deleted the options to present income (loss) from retirement benefit obligation and plan assets either in comprehensive income or other comprehensive income. The amendments require the Group disclose the change in retirement benefit obligation three components, such as service cost, net interest and recognition factor. Service cost and net interest shall be recognized in comprehensive income and recognition factor shall be recognized in other comprehensive income. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The Group’s right of set-off must not be contingent upon any future events but enforceable anytime during the contract period in all of the circumstances; in the event of default, insolvency or bankruptcy of the entity or the counterparties as well as in the ordinary course of business. The amendments to K-IFRS 1032 are effective for annual periods beginning on or after January 1, 2014. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 establishes a single source of guidance for assessing control of an investee with three elements consisting of power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to affect those returns through its power over the investee. K-IFRS 1110 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

Enactment of K-IFRS 1111 – Joint Arrangements

The enactment of K-IFRS 1111 classifies a joint arrangement whereby the parties that have joint control into joint operations and joint ventures according to the rights and obligations of the parties. In case of joint operations, joint operator accounts for its share of the joint assets, liabilities, revenues and expenses. In case of joint ventures, joint ventures account for its investment in the joint venture using the equity method. K-IFRS 1111 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

Enactment of K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. K-IFRS 1112 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The enactment applies to K-IFRSs that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013. The Group is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of Woori Finance Holdings and its subsidiaries which the Group is generally controlling through a majority voting right. The consolidated financial statements also include the account of special purpose entities (“SPE”s) where the Group has the power to govern the financial and operating policies of the SPEs so as to obtain benefits from its activities.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, respectively, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and the non-controlling interests even if this result in the non-controlling interests has a deficit balance.

Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the adjusted non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to net income or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

The Group may establish a special purpose entity to accomplish a narrow and well-defined objective (i.e. a securitization of financial assets, project financing and fund investments). A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPEs. Frequently, the provisions on the legal arrangements specify that the policy guiding the ongoing activities of the SPEs cannot be modified, other than perhaps by its creator or sponsor (i.e. they operate on so-called “autopilot”).

An SPE shall be consolidated when the substance of the relationship between the Group and the SPE indicates that the Group controls the SPE. The relationship exists where the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation; the Group has the decision-making powers to obtain majority of the benefits from the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers; the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or the Group retains majority of residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

A beneficial interest in an SPE may, for example, take the form of a debt instrument, an equity instrument, a participation right, a residual interest or a purchase commitment. Some beneficial interests may simply provide the holder with a fixed or stated rate of return, while others give the holder rights or access to other future economic benefits of the SPE’s activities. The Group may retain a significant beneficial interest in the SPE’s activities, even though it may own little or none of the SPE’s equity.

(3) Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

(4) Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate making decision on the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.

The net income of current period and the financial results of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over an associate, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former associate from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 39 Financial Instruments; Recognition and Measurement. The Group accounts for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associates, unrealized profits and losses resulting from the transactions with the associates are eliminated to the extent of interests in the associate.

(5) Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, recognized immediately in net income.

(6) Revenue recognition

1) Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2) Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3) Fees and commissions income

Fees and commissions income, including investment management fees, credit card fees, guarantee commissions, placement and syndication fees, import/export letters of credit, commissions received on remittance and ATM service fees are recognized when the related services are performed.

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4) Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principles and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in net income on its disposal.

(8) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9) Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract.

Financial liabilities designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments and a fixed maturity and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial instruments are recognised on trade date.

2)	Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortized cost:

All other financial liabilities are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Debt securities (held-for-trading, designated as at FVTPL and AFS) include those issued by governments, municipal bodies and financial institutions as well as corporate bonds and debentures.

Equity securities (held-for-trading, designated as at FVTPL and AFS) comprise equity shares of corporations both listed and unlisted.

Derivatives include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and over-the-counter (“OTC”) currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6) Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10) Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11) Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

(12) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain premises and equipment such as land and buildings were re-evaluated at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13) Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1) As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2) As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16) Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19) Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity.

The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(20) Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with provision policy. Amortisation is calculated so as to recognise fees receivable in net income over the period of the guarantee.

(21) Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus the Group recognizes expenses and liabilities when employees render service.

The Group provides post-retirement benefit in the form of pensions, both defined contribution plans and defined benefit plans, to all eligible employees. Under defined contribution plans, the Group recognizes contribution payable to a defined contribution plan when eligible employees have rendered service. Under defined benefit plan, the Group measures its obligation to a defined benefit plan on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the plan liabilities. The plan assets are measured at their fair value. The current service cost, curtailments and any past service costs together with the expected return on plan assets less the unwinding of the discount on the plan liabilities is charged to operating expenses. Actuarial gains and losses are recognized in full in profit or loss when they occur.

Retirement benefit obligation on the consolidated statements of financial position is recognized as the present value of defined benefit obligation which applied to unrecognized past service cost, less the fair value of plan assets. If the plan assets exceed the present value of defined benefit obligation, the excess amount shall be recognized as an asset to the extent of the unrecognized past service cost and the present value of refundable amount from defined benefit plans or decreased amount of future contribution on defined benefit plans.

(22) Income taxes

Income tax consists of current and deferred income tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred liabilities are not recognised of the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognised if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Income tax is charged or credited to the income statement, except when it relates to items charged or credited in other comprehensive income or directly to equity, in which case the income tax is also dealt with accordingly.

In accordance with Korean Corporate Tax Act, the Company and its wholly owned domestic subsidiaries prepare a consolidated tax return which includes Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Asset Management Co., Ltd., Woori Credit Information Co., Ltd., Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Private Equity Co., Ltd., Woori AMC Co., Ltd., Woori Finance Research Institute, Woori FG Savings Bank and Woori Fund Service Co., Ltd. along with the Company as of December 31, 2012. For all other subsidiaries of the Company, income tax is calculated on an individual entity basis and losses incurred by these other subsidiaries cannot be offset against profits earned by any other profitable entity.

(23) Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1) Impairment of goodwill

The Group performs impairment test of goodwill annually or more frequently when there is indication that a CGU may be impaired. To determine whether goodwill is impaired, the Group estimates the value of the CGUs to which goodwill has been allocated. The value in use is calculated based on the management’s estimates on the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2) Income Taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the group was to determine that the Group would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3) Fair value of financial instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair values of those assets are established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a variety of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4) Provision for credit losses

The Group’s loan impairment provisions are established to recognize incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortized cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. For loans individually assessed, such objective evidence, indicative that a borrower’s financial condition has deteriorated, includes such as: delinquent loans; debt in restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deterioration in trading performance. For loans collectively assessed, such indication includes borrowers’ payment status and observable data about relevant macroeconomic measures.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Loans and receivables:
Korean treasury and government agencies	14,012,805	13,761,594
Banks	30,768,403	12,921,330
Corporates	102,068,180	110,204,743
Consumers	103,256,341	98,272,289

Sub-total	250,105,729	235,159,956

Financial assets at FVTPL:
Gold banking assets	5,582	—
Debt securities held for trading	19,120,451	18,873,158
Designated at FVTPL	389,996	409,804
Derivative for trading	3,740,313	3,899,897

Sub-total	23,256,342	23,182,859

AFS debt securities	13,840,461	13,086,849
HTM securities	18,684,801	20,036,128
Derivative assets (hedging)	281,069	326,840
Off-balance sheet items:
Guarantees	23,735,411	26,702,154
Loan commitments	91,362,821	88,400,600

Sub-total	115,098,232	115,102,754

Total	421,266,634	406,895,386

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2012
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	242,158,755	2,294,595	1,552,406	513,250	433,395	3,153,328	250,105,729
Financial assets at FVTPL	23,098,497	116,332	—	6,139	—	35,374	23,256,342
AFS debt securities	13,639,796	34,999	100,130	—	—	65,536	13,840,461
HTM securities	18,648,308	—	1,195	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	672,075	195,538	82,999	64,939	1,886,737	115,098,232

Total	410,022,369	3,118,001	1,849,269	602,388	498,334	5,176,273	421,266,634

	December 31, 2011
	Korea	China	USA	UK	Japan	Others(*)	Total
Loans and receivables	225,621,567	2,282,712	1,748,898	814,148	535,055	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	9,893	—	1,366	—	101,721	23,182,859
AFS debt securities	12,955,152	34,035	81,030	—	—	16,632	13,086,849
HTM securities	19,933,161	1,817	1,967	—	—	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	632,189	215,942	108,222	71,230	1,623,876	115,102,754

Total	394,357,894	2,960,646	2,047,837	923,736	606,285	5,998,988	406,895,386

(*)	Others consist of financial assets in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, Individuals and others in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,242,602	7,259,660	89,851,234	12,268,097	250,105,729
Financial assets at FVTPL	1,926,534	1,541,187	14,588,306	277,561	2,936	4,919,818	23,256,342
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,971,064	77,267,428	100,516,516	14,790,871	117,129,176	38,591,579	421,266,634

	December 31, 2011
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,945,299	47,695,469	32,693,537	8,041,012	84,528,891	13,255,748	235,159,956
Financial assets at FVTPL	726,618	1,862,004	13,934,077	76,103	39	6,584,018	23,182,859
AFS debt securities	802,032	245,531	6,383,456	145,744	—	5,510,086	13,086,849
HTM securities	1,558,998	80,317	9,504,549	678,545	—	8,213,719	20,036,128
Derivative assets (hedging)	—	—	326,393	—	—	447	326,840
Off-balance sheet items	18,906,958	41,151,375	10,912,549	6,554,705	29,548,373	8,028,794	115,102,754

Total	70,939,905	91,034,696	73,754,561	15,496,109	114,077,303	41,592,812	406,895,386

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customers and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,324	30,795,638	60,351,949	32,465,961	7,634,782	100,452,692	101,231,070	246,495,724
Loans and receivables overdue but not impaired	16	—	159,308	189,585	5,532	354,425	1,346,130	1,700,571
Impaired loans and receivables	27	1,319	2,534,090	1,507,526	462,353	4,503,969	1,274,774	5,780,089

Gross loans	14,016,367	30,796,957	63,045,347	34,163,072	8,102,667	105,311,086	103,851,974	253,976,384

Provision for credit losses	3,562	28,554	2,026,874	725,168	490,863	3,242,905	595,634	3,870,655

Total, net	14,012,805	30,768,403	61,018,473	33,437,904	7,611,804	102,068,181	103,256,340	250,105,729

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	13,765,038	12,934,452	67,162,724	32,772,948	9,037,396	108,973,068	96,548,782	232,221,340
Loans and receivables overdue but not impaired	325	3,493	59,112	133,244	8,132	200,488	1,273,662	1,477,968
Impaired loans and receivables	1	1,494	2,249,694	1,810,179	479,023	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	69,471,530	34,716,371	9,524,551	113,712,452	98,780,699	239,197,954

Provision for credit losses	3,770	18,109	2,040,879	975,209	491,621	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	67,430,651	33,741,162	9,032,930	110,204,743	98,272,289	235,159,956

a) Credit quality of loans and receivables

The Group manages its loans and receivables neither overdue nor impaired, net of provision, through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,008,849	30,747,135	37,392,456	9,324,721	4,597,780	51,314,957	93,508,109	189,579,050
Lower grade (*2)	3,939	21,064	21,841,095	22,801,135	2,686,979	47,329,209	7,476,795	54,831,007

Total	14,012,788	30,768,199	59,233,551	32,125,856	7,284,759	98,644,166	100,984,904	244,410,057

Value of collateral	18,872	761,959	25,311,705	24,515,475	2,054,424	51,881,604	82,302,812	134,965,247

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	13,753,815	12,892,460	43,035,863	8,710,329	4,624,455	56,370,647	85,841,335	168,858,257
Lower grade (*2)	7,454	25,076	23,310,931	23,740,023	4,042,946	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,346,794	32,450,352	8,667,401	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	27,903,763	26,029,317	2,818,055	56,751,135	79,859,625	137,157,471

(*1)	AAA ~ BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates and 7~10 level for Consumers

Provisions for credit losses, for loans and receivables neither overdue nor impaired, amounting to 2,085,667 million Won and 1,728,662 million Won as of December 31, 2012 and 2011, respectively.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables overdue but not impaired, net of provision, is as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	16	—	144,010	126,840	5,230	276,080	1,037,017	1,313,113
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,408	85,879

Total	16	—	158,188	174,033	5,482	337,703	1,261,754	1,599,473

Value of collateral (*)	—	—	60,739	141,011	3,346	205,096	958,048	1,163,144

	December 31, 2011
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

(*)	The value of collateral held is recoverable amounts used when calculating the respective provision for loan loss.

Provisions for credit losses, for loans and receivables that are overdue but not impaired, amounting to 101,098 million Won and 90,232 million Won as of December 31, 2012 and 2011, respectively.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision, is as follows (Unit: Korean Won in millions):

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	204	1,626,734	1,138,013	321,563	3,086,310	1,009,684	4,096,198
Value of collateral (*)	—	—	1,226,501	528,786	162,591	1,917,878	399,380	2,317,258

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	303	1,026,034	1,163,975	357,820	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	841,529	683,823	199,382	1,724,734	387,943	2,112,677

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

Provisions for credit losses for impaired loans and receivables amount to 1,683,891 million Won and 2,219,104 million Won as of December 31, 2012 and 2011, respectively.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	7,119,657	—	2,311,267	1,472,656	10,903,580
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	19,120,451	389,996	13,840,461	18,684,801	52,035,709

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,282	—	10,105,669	17,910,287	39,647,238
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,158	409,804	13,086,849	20,036,128	52,405,939

(2) Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities.

For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for the Company and all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR based on Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2012 and 2011, respectively, and the VaR as of December 31, 2012 and 2011, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2012	For the year ended December 31, 2012			As of December 31, 2011	For the year ended December 31, 2011
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(4,294)	(7,926)	(12,277)	(2,942)	(8,495)	(8,733)	(11,117)	(5,967)
Stock price	(2,458)	(4,896)	(8,095)	(2,027)	(6,329)	(7,653)	(11,486)	(4,974)
Foreign currencies	(2,006)	(2,460)	(5,314)	(1,572)	(3,227)	(3,573)	(7,151)	(1,639)
Commodity price	(48)	(163)	(643)	(3)	(3)	(333)	(3,070)	(2)

Total	(4,753)	(8,618)	(12,862)	(4,567)	(10,682)	(11,330)	(14,675)	(8,053)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2011
	NII	NPV	NII	NPV
Base case	5,385,170	18,817,708	5,943,993	13,262,235
Base case (Prepay)	5,391,840	18,033,259	5,949,816	13,148,172
IR 100bp up	5,653,172	18,439,944	6,230,290	13,375,487
IR 100bp down	5,122,010	19,230,819	5,614,039	13,172,038
IR 200bp up	5,921,200	18,094,995	6,516,351	13,507,906
IR 200bp down	4,837,398	19,683,985	5,193,395	13,109,481
IR 300bp up	6,189,226	17,779,613	6,802,411	13,655,892
IR 300bp down	4,429,496	20,183,435	4,671,343	13,082,383

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank, and Kwangju Bank are as follows (Unit: Korean Won in millions):

December 31, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(59,723)	(57,410)	(39,458)	(66,885)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	250,244,187	145,961,719	33,509,558	8,723,533	9,175,903	31,929,319	20,944,155
AFS financial assets	16,993,422	2,612,208	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,457,507	151,361,366	37,064,411	12,601,607	13,412,282	51,009,181	22,008,660

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,278,449	23,343,527	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,120,637	132,068,269	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

3) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,872	—	—	10	1,812	—	—	77,283	102,967

Total	22,032	25,408,882	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,974

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,275	7,239,714	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,638,470
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,514	24,815,417	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,005,412

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,207,362	122,660,322	26,564,440	18,455,791	34,940,594	5,838,095	1,748,120
Borrowings	34,619,051	21,515,529	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,385,214	16,183,562	41,786	26,214	34,483	182,945	4,916,224

Total	305,856,485	164,115,944	33,374,409	22,019,280	39,968,377	35,074,308	11,304,167

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Financial liabilities at FVTPL	5,780,042	1,057,625	184,647	260,209	362,821	3,670,422	244,318
Deposits due to customers	202,643,808	115,656,618	22,510,095	18,361,303	38,515,143	5,976,083	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,521	2,512,640
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,197	218,049	4,621,613

Total	295,410,078	153,833,438	29,257,031	21,983,833	45,201,116	34,981,348	10,153,312

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	209,422,562	136,167,522	29,768,331	17,046,678	20,557,118	4,743,926	1,138,987
Borrowings	34,619,051	21,515,629	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,385,214	16,183,562	41,786	26,213	34,483	182,945	4,916,225

Total	305,071,685	177,622,078	36,579,379	20,610,153	25,584,901	33,980,139	10,695,035

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	294,624,494	166,092,785	34,111,579	22,379,852	28,281,595	34,039,474	9,719,209

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper (‘CP’) conduits and utilized overdraft facilities. Guarantees and loan commitments have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2012	December 31, 2011
Guarantees	23,735,411	26,702,154
Loan commitments	91,362,821	88,400,600

(4) Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted assets and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations. The Group is maintaining its capital ratio under consolidation over 8% as of December 31, 2012.

The capital adequacy ratios and related figures are as follows (Unit: Korea Won in millions):

	December 31, 2012	December 31, 2011
Tier 1 capital	19,384,790	18,530,442
Tier 2 capital	7,727,332	7,261,559
Total risk-adjusted capital(*1)	26,989,716	25,668,548
Risk-weighted assets for credit risk	204,751,747	203,412,508
Risk-weighted assets for market risk	5,645,475	4,656,713

Total risk-weighted assets	210,397,222	208,069,221

Tier 1 capital ratio	9.21%	8.91%
Tier 2 capital ratio	3.67%	3.49%
Total risk-based capital ratio	12.83%	12.34%

(*1)	Investment in non-consolidated equity investees engaged in banking and financial activities are directly deducted from total risk-adjusted capital pursuant to the guidelines of the Financial Supervisory Service.

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of types of customers and the secondary one is prepared per legal entity. This financial information of the segment entities is regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and evaluate its performance.

(1) Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	92,145,670	350,521,096	(24,815,163)	325,705,933
Liabilities	57,101,946	150,281,468	250,945	47,176,210	49,975,638	304,786,207	(2,082,987)	302,703,220

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,621	336,161,747	(23,370,098)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	57,956,695	289,355,700	1,362,555	290,718,255

	For the year ended December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,655,414	3,068,986	8,566	371,290	617,043	6,721,299	545,804	7,267,103
Interest income	4,899,327	5,926,030	350,778	1,244,337	2,393,432	14,813,904	206,078	15,019,982
Interest expense	2,234,740	3,401,065	74	638,253	1,818,473	8,092,605	(339,726)	7,752,879
Inter-segment	(9,173)	544,021	(342,138)	(234,794)	42,084	—	—	—
Non-interest income, net	571,937	530,794	150,785	(85,212)	874,753	2,043,057	(961,093)	1,081,964
Non-interest income	1,163,146	1,199,210	420,587	7,405,479	3,711,319	13,899,741	(475,064)	13,424,677
Non-interest expense	573,668	689,070	274,955	7,511,360	2,807,631	11,856,684	486,029	12,342,713
Inter-segment	(17,541)	20,654	5,153	20,669	(28,935)	—	—	—
Other expense	2,563,593	2,628,268	147,670	191,293	1,022,014	6,552,838	(432,342)	6,120,496
Administrative expense	2,409,074	1,033,238	62,844	110,469	706,217	4,321,842	(365,565)	3,956,277
Impairment loss on credit losses	154,519	1,595,030	84,826	80,824	315,797	2,230,996	(66,777)	2,164,219
Operating income	663,758	971,512	11,681	94,785	469,782	2,211,518	17,053	2,228,571

	For the year ended December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Interest income, net	2,868,758	3,408,982	25,545	236,676	115,223	6,655,184	609,211	7,264,395
Interest income	4,785,678	6,373,874	352,064	1,418,775	2,174,108	15,104,499	(59,653)	15,044,846
Interest expense	2,154,519	3,632,781	11,136	657,357	2,005,574	8,461,367	(680,916)	7,780,451
Inter-segment	237,599	667,889	(315,383)	(524,742)	(53,311)	12,052	(12,052)	—
Non-interest income, net	721,160	524,131	52,306	63,382	1,270,722	2,631,701	(559,150)	2,072,551
Non-interest income	2,205,513	3,109,898	576,311	8,156,084	7,291,307	21,339,113	(777,135)	20,561,978
Non-interest expense	1,506,473	2,622,631	489,158	8,125,085	5,964,354	18,707,701	(218,274)	18,489,427
Inter-segment	22,120	36,864	(34,847)	32,383	(56,231)	289	(289)	—
Other expense	2,495,830	1,776,698	428,386	151,384	1,439,925	6,292,223	(40,985)	6,251,238
Administrative expense	2,317,456	961,288	61,407	104,866	569,852	4,014,869	(239,140)	3,775,729
Impairment loss on credit losses	178,374	815,410	366,979	46,518	870,073	2,277,354	198,155	2,475,509
Operating income	1,094,088	2,156,415	(350,535)	148,674	(53,980)	2,994,662	91,046	3,085,708

(2) Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment& Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	247,248,351	28,901,504	18,616,830	24,821,505	27,321,088	346,909,278	(21,203,345)	325,705,933
Liabilities	228,682,457	26,933,672	17,300,605	21,367,997	11,767,502	306,052,233	(3,349,013)	302,703,220

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,220	292,983,859	(2,265,604)	290,718,255

	For the year ended December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,611,954	687,677	492,934	386,662	76,847	7,256,074	11,029	7,267,103
Interest income	11,436,460	1,390,524	979,643	718,285	565,944	15,090,856	(70,874)	15,019,982
Interest expense	5,824,506	702,847	486,709	331,623	489,097	7,834,782	(81,903)	7,752,879
Non-interest income, net	642,758	(14,063)	4,477	333,711	429,718	1,396,601	(314,637)	1,081,964
Non-interest income	9,903,318	374,790	164,912	2,777,208	656,120	13,876,348	(451,671)	13,424,677
Non-interest expense	9,260,560	388,853	160,435	2,443,497	226,402	12,479,747	(137,034)	12,342,713
Other expense	4,555,754	437,835	313,246	546,868	587,905	6,441,608	(321,112)	6,120,496
Administrative expense	2,727,640	296,082	230,715	540,544	470,127	4,265,108	(308,831)	3,956,277
Impairment loss on credit loss	1,828,114	141,753	82,531	6,324	117,778	2,176,500	(12,281)	2,164,219
Operating income	1,698,958	235,779	184,165	173,505	(81,340)	2,211,067	17,504	2,228,571

	For the year ended December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	5,728,211	682,850	500,471	332,549	4,609	7,248,690	15,705	7,264,395
Interest income	11,659,258	1,294,919	949,858	661,563	511,498	15,077,096	(32,250)	15,044,846
Interest expense	5,931,047	612,069	449,387	329,014	506,889	7,828,406	(47,955)	7,780,451
Non-interest income, net	1,377,847	7,167	13,381	458,908	504,143	2,361,446	(288,895)	2,072,551
Non-interest income	16,433,320	416,595	161,494	3,213,050	769,418	20,993,877	(431,899)	20,561,978
Non-interest expense	15,055,473	409,428	148,113	2,754,142	265,275	18,632,431	(143,004)	18,489,427
Other expense	4,512,870	426,779	331,106	576,496	655,001	6,502,252	(251,014)	6,251,238
Administrative expense	2,549,359	273,698	223,532	569,619	448,313	4,064,521	(288,792)	3,775,729
Impairment loss on credit loss	1,963,511	153,081	107,574	6,877	206,688	2,437,731	37,778	2,475,509
Operating income	2,593,188	263,238	182,746	214,961	(146,249)	3,107,884	(22,176)	3,085,708

(3) Information on financial products and services

The financial products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2012 and 2011 amounted to 27,851,511 million Won and 34,738,552 million Won, respectively, and revenue from the foreign customers amounted to 593,148 million Won and 868,272 million Won, respectively. Of the Group’s non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2012, and 2011 are 5,112,439 million Won, 4,974,603 million Won, respectively, and foreign subsidiaries are 36,126 million Won, 34,991 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	826,292	818,252	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	10,176	10,117	Collective fund for loss
Loans and receivables:
Due from banks in local currency
The Bank of Korea	10,001,184	11,304,073	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	319,345	309,681	Regulation on supervision of securities business
Samsung Security, etc.	47,592	46,121	Margins
Shinhan Bank, etc.	55	68	Deposits for opening account, etc.
Others	485,010	648,511	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	484,261	350,951	Reserve deposits
Central Bank of Bangladesh, etc.	426,429	517,631	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	17,905	59,024	Installation deposits of financial institution, etc.
Barclays, etc.	59,412	110,369	Derivative transaction collateral provider, etc.

Sub-total	11,841,944	13,347,180

Total	12,678,412	14,175,549

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions)

	December 31, 2012	December 31, 2011
Deposits:
Reserve for claims of customers deposits	826,292	818,252
Gold banking deposits	5,582	—

Sub-total	831,874	818,252

Securities:
Debt securities
Korean treasury and government agencies	2,266,526	1,194,168
Financial institutions	3,886,826	5,194,371
Corporates	5,525,622	5,394,733
CP	3,132,604	2,972,865
Equity securities	694,312	608,310
Beneficiary certificates	696,657	324,843
CMA securities	1,936,507	2,466,325
Others	2,372,366	1,650,696

Sub-total	20,511,420	19,806,311

Derivatives instruments assets:
Interest rate derivatives	1,820,628	1,552,875
Currency derivatives	1,564,671	2,205,831
Equity derivatives	309,081	95,533
Credit derivatives	28,133	17,878
Commodity derivatives	17,800	27,780

Sub-total	3,740,313	3,899,897

Total	25,083,607	24,524,460

(2) Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Equity-linked securities	651,309	654,124
Asset-backed securities	384,691	409,804
Debt securities	5,305	—
Equity securities	11,758	11,843
Structured deposit	10,471	—

Total	1,063,534	1,075,771

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,659,543	24,626	(2,863)	2,681,306
Financial institutions	6,031,959	18,864	(1,358)	6,049,465
Corporates	4,288,897	47,964	(15,461)	4,321,400
Asset-backed securities	400,602	2,416	(19,809)	383,209
Foreign currency bonds	212,594	516	(215)	212,895

Sub-Total	13,593,595	94,386	(39,706)	13,648,275

Equity securities	1,692,124	525,068	(32,386)	2,184,806
Beneficiary certificates	2,841,752	15,001	(22,296)	2,834,457
Others	203,588	—	(1,226)	202,362

Total	18,331,059	634,455	(95,614)	18,869,900

	December 31, 2011
	Amortized cost (or cost)	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities:
Korean treasury and government agencies	2,753,363	34,315	(957)	2,786,721
Financial institutions	5,199,072	12,632	(1,279)	5,210,425
Corporates	4,151,705	32,802	(1,130)	4,183,377
Asset-backed securities	610,168	103	(10,950)	599,321
Foreign currency bonds	132,739	315	(148)	132,906

Sub-Total	12,847,047	80,167	(14,464)	12,912,750

Equity securities	1,859,844	917,015	(25,398)	2,751,461
Beneficiary certificates	3,719,718	73,986	(5,274)	3,788,430
Others	219,278	248	(243)	219,283

Total	18,645,887	1,071,416	(45,379)	19,671,924

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,664,773	175,905	(5,868)	7,834,810
Financial institutions	3,620,821	24,789	(311)	3,645,299
Corporates	7,351,726	136,496	(3,270)	7,484,952
Foreign governments	36,493	—	—	36,493
Securities loaned	10,988	24	—	11,012

Total	18,684,801	337,214	(9,449)	19,012,566

	December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Korean treasury and government agencies	7,234,926	198,456	(1,382)	7,432,000
Financial institutions	5,858,741	21,595	(518)	5,879,818
Corporates	6,828,617	73,437	(4,300)	6,897,754
Foreign governments	102,967	—	—	102,967
Securities loaned	10,877	177	—	11,054

Total	20,036,128	293,665	(6,200)	20,323,593

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Due from banks	14,376,558	15,347,524
Provision for credit losses	(6,675)	(7,175)
Loans	221,116,725	212,639,337
Provision for credit losses	(3,564,444)	(3,759,304)
Other receivables	18,483,101	11,211,093
Provision for credit losses	(299,536)	(271,519)

Total	250,105,729	235,159,956

(2) Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	10,001,184	11,304,073
Due from depository banks	1,905,671	1,641,349
Due from non-depository	498,052	137,037
Due from the Korea Exchange	393,308	249,248
Others	21,130	25,919

Provision for credit losses	(4,854)	(4,887)

Sub-total	12,814,491	13,352,739

Due from banks in foreign currencies
Due from banks on demand	648,940	649,068
Due from banks on time	470,316	471,600
Others	437,957	869,230

Provision for credit losses	(1,821)	(2,288)

Sub-total	1,555,392	1,987,610

Total	14,369,883	15,340,349

(3) Loans are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Loans in local currency	178,414,419	171,589,808
Loans in foreign currencies	10,454,463	13,243,422
Domestic banker’s usance letter of credit	5,240,805	5,423,078
Credit card accounts	4,500,687	4,592,095
Bills bought in foreign currencies	4,662,700	5,672,021
Bills bought in local currency	887,966	661,151
Factoring receivables	187,421	275,732
Advances for customers on guarantees	128,394	41,870
Privately placed bonds	1,428,229	1,738,138
Loans to be converted to equity securities	1,723	1,723
Finance leases	639,729	661,764
Loans for installment	1,811,214	1,535,405
Securitized loans	1,530,521	1,614,240
Loans secured by securities	1,231,035	1,181,402
Call loans	5,379,762	3,431,638
Bonds purchased under resale agreements	4,314,334	749,490
Others	303,323	226,360
Provision for credit losses	(3,564,444)	(3,759,304)

Total	217,552,281	208,880,033

(4) Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
CMA accounts	3,920	167,847
Receivables	14,322,042	7,378,434
Accrued income	1,523,075	1,452,733
Telex and telephone subscription rights and refundable deposits	1,307,722	1,253,525
Other debtors	1,326,342	958,554
Provision for credit losses	(299,536)	(271,519)

Total	18,183,565	10,939,574

(5) Changes in provision for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)
Bad debt expenses for the period	(241,958)	(1,712,364)	(151,565)	(25,702)	(2,131,589)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,528	63,477

Ending balance	(327,168)	(2,983,877)	(127,771)	(431,839)	(3,870,655)

	For the year ended December 31, 2011
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)
Bad debt expenses for the period	(141,199)	(1,781,456)	(115,100)	(124,870)	(2,162,625)
Increase on repurchase of NPL	(295)	(3,230)	—	—	(3,525)
Recoveries of written-off loans	(43,036)	(26,107)	(33,718)	(1,626)	(104,487)
Charge-off	123,740	2,079,835	141,954	23,274	2,368,803
Sales of loans and receivables	8,376	527,943	—	1,296	537,615
Unwinding effect	8,882	139,783	75	7,357	156,097
Others	934	105,956	486	(19,838)	87,538

Ending balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)

11. The Fair Value of Financial Assets and Liabilities

(1) The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Level 1	Level 2	Level 3(*1)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Gold banking deposits	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,812,739	453,787	—	2,266,526
Financial institutions	—	3,886,826	—	3,886,826
Corporates	—	5,525,622	—	5,525,622
CP	—	3,132,604	—	3,132,604
Equity securities	694,312	—	—	694,312
Beneficiary certificates	664,533	32,124	—	696,657
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,267,366	—	2,372,366
Derivatives instruments assets:
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800

	December 31, 2012
	Level 1	Level 2	Level 3(*1)	Total
Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposits	—	10,471	—	10,471
AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,451,893	382,564	2,834,457
Others	20,413	53,688	128,261	202,362
Derivative assets	—	281,069	—	281,069
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Stock derivatives	1,492	—	408,043	409,535
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186
Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,468,429	6,132,995
Debentures	—	315,454	—	315,454
Derivative liabilities	—	38,000	—	38,000

	December 31, 2011
	Level 1	Level 2	Level 3(*1)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	818,252	—	818,252
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	287,628	37,215	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

	December 31, 2011
	Level 1	Level 2	Level 3(*1)	Total
Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780
Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843
AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,168,331	15,046	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign currency bonds	9,116	121,945	1,845	132,906
Equity securities	377,839	—	2,373,622	2,751,461
Beneficiary certificates	—	3,535,459	252,971	3,788,430
Others	90,209	35,435	93,639	219,283
Derivative assets	—	326,840	—	326,840
Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	7,173	3,136	—	10,309
Securities in short position	606,723	20,156	—	626,879
Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	14	1,689,830	—	1,689,844
Equity derivatives	504	—	516,330	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	109	19,536	6,217	25,862
Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207
Derivative liabilities	57	33,436	—	33,493

(*1)	AFS securities which were measured at cost due to the unobservability of actively quoted price were 234,161 million Won and 314,290 million Won as of December 31, 2012 and 2011, respectively. These equity instruments are mainly unmarketable or unquoted equity instruments which were invested to special purposed entity such as asset securitization specialty. They are measured at cost method because it was unavailable to get financial information which are needed on valuation, variance of estimated cash flow was significant, or various estimated amount’s occurrence probability can’t be measured reliably. The Group has no plan of disposition on financial instruments in the near future.

(3) Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	January 1, 2012	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275
Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714
Equity securities	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates	252,971	65,810	(53,478)	66,006	(114,964)	166,219	382,564
Others	93,639	(1,801)	(1,458)	167,456	(126,757)	(2,818)	128,261
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	516,330	(204,394)	—	101,998	(5,891)	—	408,043
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141
Financial liabilities designated at FVTPL
Borrowings	2,897,551	715,381	—	3,620,109	(2,764,612)	—	4,468,429

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,727	4,318	—	—	(4,269)	—	13,776
Currency derivatives	1,543	(68)	—	—	—	—	1,475
Equity derivatives	62,923	831	—	33,585	(42,983)	—	54,356
Credit derivatives	3,873	6,555	—	4,113	—	—	14,541
Commodity derivatives	4,119	(1,259)	—	7,208	(2,584)	—	7,484
Financial assets designed at FVTPL
Equity linked securities	398,190	(76,405)	—	388,474	(261,468)	—	448,791
Asset-backed securities	53,506	(4,144)	—	—	—	—	49,362
Equity securities	10,345	434	—	441	—	—	11,220
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	13,617	2,993	—	—	(1,564)	—	15,046
Foreign currency bonds	40,099	666	—	—	(6,292)	(32,628)	1,845
Equity securities	2,745,104	874,494	(420,404)	362,169	(1,164,514)	(23,227)	2,373,622
Beneficiary certificates	236,301	(583)	7,921	32,685	(44,033)	20,680	252,971
Others	29,693	707	—	65,477	(2,238)	—	93,639
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,828	4,857	—	—	(1,876)	—	12,809
Equity derivatives	315,325	188,944	—	231,192	(219,131)	—	516,330
Credit derivatives	3,421	4,206	—	6,624	—	—	14,251
Commodity derivatives	10,547	9,247	—	2,762	(16,339)	—	6,217
Financial liabilities designated at FVTPL
Borrowings	1,766,213	(304,837)	—	2,771,127	(1,334,952)	—	2,897,551
All recognized gains and losses on current period are related to the holding assets of current and previous period-end. Gain and loss on the fair value of derivatives and AFS securities are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2011
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	19,012,566	18,684,801	20,323,593	20,036,128
Loans and receivables	256,881,069	250,105,729	236,723,318	235,159,956
Financial liabilities:
Deposits due to customers	203,049,281	202,919,613	195,908,985	195,930,482
Borrowings	33,688,805	33,478,685	34,491,299	34,666,709
Debentures	29,142,741	27,959,969	30,857,257	29,265,833
Other financial liabilities	25,469,292	25,479,827	19,071,984	19,083,709

(5)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. There are two types of level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the year ended December 31, 2012 (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Objected carrying value of analysis	Net income (loss)		Other comprehensive income (loss)
	(*1)	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*2)	285,726	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*2)	593,129	4,613	(798)	—	—
AFS Financial Assets
Equity securities (*3)	999,099	—	(1,004)	210,709	(85,205)
Beneficiary certificates (*4)	156,262	—	—	1,953	(1,896)

Total	2,034,216	38,429	(34,761)	212,662	(87,101)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*2)	488,196	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings (*5)	4,468,429	16,254	(26,984)	—	—

Total	4,956,625	48,069	(57,398)	—	—

(*1)	Equity securities which are measured at cost among the financial instruments of level 3 are excluded from sensitivity analysis.
(*2)	Fair value changes of derivatives and equity-linked securities among the financial assets designed at FVTPL are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%. The historical fluctuation rate of stock price and correlation are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%) and discount rate (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*5)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

(6) Elimination of financial instruments

The Group derecognized the transferred loans in the consolidated financial statements but has continuing participation in them. Nature of participation, book value and fair value of loans and maximum exposure of losses incurred from the continuous participation are as follows;

	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure on loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,930	1,746
Conditional disposal of loans to KAMCO	Guarantee against loss on transferred assets by the Group (*1)	—	—	709

(*1)	The transferred assets are not settled yet as therefore the cash flow upon the settlement are not determinable as of December 31, 2012 The maximum exposure on loss presents the carrying amounts of assets at the date when they were transferred. The Group derecognized the transferred assets although the Group retains substantially all such risks and rewards since these assets were transferred before the date of the transition to K-IFRS.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	Main	Percentage of ownership (%)
Subsidiaries	business	December 31, 2012	December 31, 2011
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.0	9.0
Woori Bank:
Korea Finance Security Co., Ltd. (*2)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*2)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*3)	Manufacturing	17.8	21.2
United PF 1st Corporate Financial Stability (*2)(*4)	Finance	18.0	18.5
LIG E&C Co., Ltd. (*5)	Construction	23.2	23.2
Hyunjin Co., Ltd. (*5)	”	21.7	21.7
Chin Hung International Inc. (*5)	”	27.8	—
Pi City Co., Ltd. (*5)	”	21.1	—
Orient Shipyard Co., Ltd. (*5)	Shipbuilding	23.0	—
Poonglim Industrial Co., Ltd. (*5)	Construction	31.6	—
CNK Co., Ltd. (*5)	Manufacturing	30.8	—
Woori F&I:
Woori SB Fifth Asset Securitization Specialty (*7)	Asset securitization	—	30.0
Woori SB Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	”	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	”	30.0	30.0
Woori Stream Third Asset Securitization Specialty (*7)	”	—	40.0
Woori Stream Fourth Asset Securitization Specialty	”	40.0	40.0

	Main	Percentage of ownership (%)
Subsidiaries	business	December 31, 2012	December 31, 2011
Woori HB First Asset Securitization Specialty (*7)	Asset securitization	—	40.0
Woori Piastone Bridge Asset Securitization Specialty (*7)	”	—	40.0
Woori EA First Asset Securitization Specialty	”	40.0	40.0
Woori EA Second Asset Securitization Specialty	”	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	”	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	”	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	”	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty (*6)	”	30.0	—
Woori EA Seventeenth Asset Securitization Specialty (*6)	”	45.0	—
CW Two Partners Co., Ltd. (*7)	”	—	50.0 -1share
KAMCO Fifth Asset Securitization Specialty	”	24.0	24.0
KAMCO Sixth Asset Securitization Specialty	”	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	”	45.0	45.0
Woori Fine First Asset Securitization Specialty	”	45.0	45.0
WR Loan Inc. (*8)	Other financial business	49.0	—
Woori Fine Second Asset Securitization Specialty (*6)	Asset securitization	40.0	—
Woori HB Third Asset Securitization Specialty (*6)	”	40.0	—
Woori EA Nineteenth Asset Securitization Specialty (*6)	”	40.0	—
Woori KA First Asset Securitization Specialty (*6)	”	45.0	—
Chungdo Woori Century Security Corp., Ltd.	Other financial business	49.5	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*10)	Semiconductor equipment	63.1	50.0
Woori Renaissance Holdings (*1)	Other financial business	51.6	51.6
Bonghwang Semiconductor Yuhan Gongsa	Semiconductor packaging	—	30.0
MARS First:
Sempio Foods Co., Ltd. (*9)	Food & beverages manufacturing	—	33.0
MARS Second:
Seoul Lakeside Co., Ltd. (*10)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	Woori Bank, a subsidiary of the Company, can participate in decision making body and can exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships. Important transactions of Korea Finance Security Co., Ltd and Woori Service Network Co., Ltd. are mainly arranged with Group.
(*3)	The ownership interest in Kumho Tire Co., Inc. has decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012. However, Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised.
(*4)

The ownership interest in the United PF 1st Corporate Financial Stability has decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012. After the decrease in ownership interest, Woori Bank continues to have significant influence on decision making of the Investment Deliberation Committee of the United PF 1st Corporate Financial Stability, a major operational decision making organization, by participating as a limited partner. In addition, there are significant transactions between Woori Bank and United PF 1st Corporate Financial Stability.

(*5)	Woori Bank acquired shares over 20% for the year ended December 31, 2012 and 2011 by using debt to equity swap. The book value of investment assets of LIG E&C Co., Ltd., Hyunjin Co., Ltd., Pi City Co., Ltd., Orient Shipyard Co., Ltd., and CNK Co., Ltd. were zero when Woori bank debt-to-equity swap occurred.
(*6)	Woori F&I acquired 30%~45% ownership of Woori EA 16th Asset Securitization Specialty and other 5 subsidiaries for the year ended December 31, 2012.
(*7)	Investee is liquidated for the year ended December 31, 2012.
(*8)	Excluded from consolidation and reclassified to a jointly controlled entity which is under equity method because the Company’s ownership interest has decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012.
(*9)	The Group has lost its significant influence after partial disposition of investment in Sempio Foods Co., Ltd.
(*10)	Phoenix Digital Tech Co., Ltd., and Seoul Lakeside Co., Ltd. were consolidated by using financial information based on the financial statements as of September 30, 2012. There is no significant effect due to transactions and events which has been occurred subsequent to September 30, 2012.

(2) Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc. (*1)	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc. (*1)	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty(*2)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty(*2)	40	1,136	203	—	—	(468)	(1,077)	205	(1)
Woori EA First Asset Securitization Specialty(*2)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty(*2)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2012
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Corp.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	400	1,860
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Equity in net earnings or losses	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(91,919)	—	(24,788)	(30,857)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty(*2)	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty(*2)	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty(*2)	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

	1,011,414	744,844	16,700	311,805	(93,563)	(20,409)	(26,884)	(4,260)	928,233

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. is 293 billion Won and 234 billion Won as of December 31, 2012 and 2011, respectively. The market value of the proportionate of the Woori Bank ownership interest in Chin Hung International Inc. is 81 billion Won as of December 31, 2012.
(*2)	Valuation of the investments in associates which accounted for using equity method account is discontinued since the associates has recorded accumulated deficits in equity. As therefore, the amount of accumulated deficits is deducted from loans which are related to respective associates.

(3)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Corp.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

(4)	Excluded entity from associates although it’s percentage of ownership is higher than 20% as of December 31, 2012, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because substantially the Group has no significant influence over the investee company regardless of the Group’s ownership percentage on common share over 20%.

13. Investment Properties

(1) Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Acquisition cost	512,528	514,819
Accumulated depreciation	(20,843)	(15,820)

Net carrying value	491,685	498,999

(2) Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	498,999	643,271
Acquisition	657	1,356
Capital expenditure	2,067	—
Disposition	—	(144,097)
Depreciation	(5,286)	(6,462)
Impairment loss (reversal)	79	(2,212)
Transfer	(4,766)	(6,464)
Foreign currencies translation adjustments	(65)	11
Others	—	13,596

Ending balance	491,685	498,999

(3) Fair value of investment properties is 551,706 million Won and 554,722 million Won as of December 31, 2012 and 2011, respectively.

(4) Rental fees earned from investment properties are 10,456 million Won and 13,508 million Won as of December 31, 2012 and 2011, respectively.

14. Premises and Equipment

(1) Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

(2) Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposition or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition or transfer	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

15. Intangible Assets and Goodwill

(1) Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated amortization	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	389,527	70,549	934,283
Accumulated amortization	—	(3,763)	(87,198)	(185)	(117,911)	(231,864)	—	(440,921)
Accumulated impairment losses	(42,725)	—	—	—	—	(2,106)	(640)	(45,471)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(2) Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposition	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(2,107)	(1,507)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	33	(114)	(89)
Others	—	—	(378)	—	(505)	418	—	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(3) Goodwill is as follows (Unit: Korean Won in millions):

	Woori Financial Co., Ltd.	Woori FG Savings Bank	Others	Total
January 1, 2012	62,958	39,284	6,171	108,413
Acquisition	—	20,873	—	20,873
Impairment loss	—	—	(1,024)	(1,024)
Others	—	3,517	—	3,517

December 31, 2012	62,958	63,674	5,147	131,779

	Woori Financial Co., Ltd.	Kumho Investment bank	Woori FG Savings Bank	Others	Total
January 1, 2011	62,958	8,722	—	6,380	78,060
Acquisition	—	—	39,284	—	39,284
Impairment loss	—	(8,722)	—	(203)	(8,925)
Foreign exchange translation adjustment	—	—	—	(6)	(6)

December 31, 2011	62,958	—	39,284	6,171	108,413

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired.

Main assumptions used in the impairment test of the goodwill are as follows:

Goodwill is allocated to reporting units and tested for impairment. The Group determined its reporting units to be allocated to the Group’s CGU. The Group determined its CGUs to be the same level or one level below as its operating segments. This determination was based on how the Group’s operating segments are managed and how they reflect the manner in which the Group’s CODM assesses the Group’s performance and allocate resources.

For the impairment tests, the value in use of CGUs was calculated using a discounted cash flow analysis, a form of the income approach, using each CGU’s internal five year forecast and a terminal value calculated using a growth rate reflecting the nominal growth rate of the economy as whole and appropriate discount rates for the respective CGUs. The Group’s discounted cash flow analysis required management to make judgments regarding future revenue growth, credit losses and funding rates. In addition, the Group used the discount rates to reflect the risk and uncertainty related to the current business environment.

To assess the reasonableness of the valuations derived from the discounted cash flow models, the Group also analyzed market-based trading and transaction multiples, where available. These trading and transaction comparables are used to assess the reasonableness of the estimated fair values, as observable market information is generally not available.

	Woori Financial Co., Ltd.	Woori FG Savings Bank	Others
Basis of valuation	DCF Model	DCF Model	DCF Model
Period of the projections of cash flows (*1)	5 years	5 years	5 years
Growth rate	2%	3%	0%
Discount rate (*2)	11.86%	11.95%	20%

(*1)	The cashflow projections are prepared using internal budget and growth plans of the management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(*2)	The discount rate is calculated based on the capital asset pricing model (CAPM).

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Investment properties	82,109	53,985
Premises and equipment	1,238	2,258

Total	83,347	56,243

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1) Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	423,536	Bonds issued with repurchase agreements (*1)
	Financial institutions debt securities and others	Bank of communications and others	1,528,889	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to Bonds issued with repurchase agreements (*1)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

		December 31, 2011
		Collateral given to	Amount	Reason for collateral
Due from banks		Credit-agricole Bank and others	161,855	Security on borrowings and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,470,575	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	291,674	Bonds issued with repurchase agreements (*1)
	Financial institutions debt securities and others	Bank of communications and others	654,109	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	946,684	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	6,608,480	Limitation on total loan exposure and others
Loans		Shinhan Bank Co.,Ltd. and others	511,366	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	93,220	Leasehold rights and others

		Total	18,737,963

(*1)	A transferee has the right to sell and pledge the collateral without constraints.

(2) As of December 31, 2012 and 2011, assets acquired through a foreclosure. are buildings, whose carrying amounts are 588 million Won and 555 million Won, respectively.

(3) Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2012	December 31, 2011	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	109,921	49,917	Korea Money Brokerage Corp. and others
	Korean treasury and government agencies securities	28,646	—	Korea Securities Depository and others
AFS financial assets	Korean treasury and government agencies bonds	20,413	90,209	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	10,988	10,877	The Korea Securities Finance Corporation

	Total	169,968	151,003

(4) Collaterals held with right to sell and pledge without constraints

Fair value of the collaterals held with right to sell and pledge without constraints as of December 31, 2012 and 2011 are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Fair value of collateral	Fair value of the collaterals disposed and pledged
Securities	4,312,075	120,287

	December 31, 2011
	Fair value of collateral	Fair value of the collaterals disposed and pledged
Securities	735,101	111,247

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Prepaid expenses	224,441	249,702
Advance payments	67,854	16,513
Leased assets	146	3,403
Non-operative assets	588	555
Others	121,670	106,886

Total	414,699	377,059

19. Financial Liabilities at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1) Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Deposits due to Customers:
Gold banking liabilities	5,583	—
Borrowings:
Warrants in short position	5,327	10,309
Securities in short position	789,090	626,879

Sub-total	794,417	637,188

Derivative liabilities:
Interest rate derivatives	1,894,530	1,670,845
Currency derivatives	1,401,426	1,689,844
Equity derivatives	409,535	516,834
Credit derivatives	16,639	21,559
Commodity derivatives	15,186	25,862

Sub-total	3,737,316	3,924,944

Total	4,537,316	4,562,132

(2) Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Borrowings:
Equity linked securities in short position	6,067,539	4,634,724
Equity linked securities index in short position	65,456	102,483

Sub-total	6,132,995	4,737,207

Debentures:
Debentures in local currency	227,920	226,432
Debentures in foreign currencies	87,534	95,775

Sub-total	315,454	322,207

Total	6,448,449	5,059,414

(3) Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,448,449	5,059,414
Credit risk adjustments	(29,555)	31,735
Accumulated changes in credit risk adjustments	5,327	34,882

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4) Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Carrying value	6,448,449	5,059,414
Nominal value at maturity	6,227,993	5,346,184

	220,456	(286,770)

20. Deposits due to Customers

(1) Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Deposits in local currency
Demand deposits	14,038,777	13,704,296
Time deposits	168,977,771	163,162,643
Mutual installments	80,106	104,402
Deposits on notes payables	3,446,887	3,135,424
Deposits on CMA	1,855,321	2,136,820
Certificate of deposits	1,907,353	1,850,221
Other deposits	1,204,510	1,235,462

Sub-total	191,510,725	185,329,268

Deposits in foreign currencies	11,430,372	10,638,470
Present value discount	(21,484)	(37,256)

Total	202,919,613	195,930,482

(2) Deposits sorted by customers are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Individual	69,428,159	66,285,132
Corporation	59,804,439	55,802,501
Banks	24,224,499	24,481,309
Government agencies	14,866,816	13,602,836
Other financial institutions	11,028,181	9,796,912
Government	6,686,367	9,931,364
Non-profit corporation	6,653,508	6,461,592
Educational organization	3,403,914	3,276,295
Foreign corporations	1,533,983	1,340,651
Others	5,311,231	4,989,146
Present value discount	(21,484)	(37,256)

Total	202,919,613	195,930,482

21. Borrowings and Debentures

(1) Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small & medium Business Corporation and others	1.8	2,045,373
Others	Seoul, Korea and others	3.2	7,580,355

Sub-total			10,583,706

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.16	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,478,685

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation	2.1	2,119,147
Others	Korea Finance Corporation and others	3.2	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	1.3	12,140,368
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.0	5,767

Sub-total			12,146,135

Bills sold	Others	2.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements	Mirae Asset Management and others		7,898,553
Present value discount			(3,217)

Total			34,666,709

(2) Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2011
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	1.3~10.5	19,524,504	0.5 ~ 10.5	21,757,317
Subordinated bonds	3.4~10.3	8,332,491	4.5 ~ 10.3	7,316,553
Other bonds	—	152,208	—	244,892

Sub-total		28,009,203		29,318,762

Discounts on bond		(49,234)		(52,929)

Total		27,959,969		29,265,833

(3) Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,836,673	8,747,033	10,583,706
Borrowings in foreign currencies	5,010,277	3,606,992	8,617,269
Call money	923,516	4,860,100	5,783,616
Bonds sold under repurchase agreements	90,000	8,282,522	8,372,522

Total	7,860,466	25,496,647	33,357,113

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	1,276,638	3,116,500	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	9,840,006	24,648,818	34,488,824

Borrowings from the Bank of Korea are 957,978 million Won and 1,089,170 million Won as of December 31, 2012 and 2011, respectively.

22. Provisions

(1) Provisions recognized are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Asset retirement obligation	22,024	20,662
Provision for guarantee (*1)	421,520	464,687
Provision for unused commitments	158,395	134,530
Provision for credit card points	7,181	1,387
Other provisions (*2)	254,538	271,042

Total	863,658	892,308

(*1)	Provision for guarantee includes provisions for financial guarantee of 105,842 million Won and 200,246 million Won as of December 31, 2012 and 2011, respectively.
(*2)	Others provisions include provision for litigations and losses.

(2) Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

(3) Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	20,662	25,958
Provisions provided	5,121	2,335
Provisions used	(1,421)	(488)
Depreciation	515	449
Reversal of unused amount	(4,433)	(176)
Decrease in restoration costs	1,580	(7,416)

Ending balance	22,024	20,662

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1) Retirement benefit obligations are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Projected retirement benefit obligation	562,285	365,714
Fair value of plan assets	(395,989)	(246,010)

Liability recognized	166,296	119,704

(2) Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	365,714	227,729
Current service cost	136,628	126,281
Interest cost	16,534	11,604
Actuarial loss	67,290	21,756
Foreign currencies translation adjustments	2	103
Retirement benefit paid	(23,445)	(20,476)
Past service cost	232	—
Curtailment or settlement	(2,208)	(1,565)
Others	1,538	282

Ending balance	562,285	365,714

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	246,010	157,780
Expected return on plan assets	14,620	8,211
Actuarial loss	(1,227)	(2,037)
Employer’s contributions	152,090	89,125
Retirement benefit paid	(13,144)	(7,736)
Curtailment or settlement	(2,055)	(1,265)
Others(+/–)	(305)	1,932

Ending balance	395,989	246,010

(4) Plan assets consist of mainly deposits which accounts for 89.76%, 93.59% of plan asset as of December 31, 2012 and 2011 respectively. Among plan asset, realized return on plan assets are 13,393 million Won and 6,174 million Won for the years ended December 31, 2012 and 2011, respectively.

(5) Current service cost, interest expense, expected return on plan assets, actuarial loss, past service cost and gain on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Current service cost	136,628	126,281
Interest expense	16,534	11,604
Expected return on plan assets	(14,620)	(8,211)
Actuarial loss	68,517	23,793
Past service cost	232	—
Gain on the curtailment or settlement	(42)	(300)

Total	207,249	153,167

Defined Contribution retirement benefits are 5,075 million Won and 5,021 million Won for the years ended December 31, 2012 and 2011.

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2012	December 31, 2011
Discount rate	3.82%	4.76%
Inflation rate	2.35%	2.30%
Expected rate of return on plan assets	4.49%	4.49%
Future wage growth rate	5.66%	5.31%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Other financial liabilities:
Payables	14,059,734	7,431,428
Accrued expenses	3,329,154	3,374,174
Borrowings from trust accounts	3,671,561	2,485,088
Refundable lease deposits	187,534	184,886
Agency business revenue	454,595	211,227
Foreign exchange payables	877,448	696,505
Domestic exchange payables	313,426	3,109,576
Miscellaneous liabilities	2,586,375	1,590,825

Sub-total	25,479,827	19,083,709

Other liabilities:
Income in advance	202,401	264,121
Other miscellaneous liabilities	305,267	305,662

Sub-total	507,668	569,783

Total	25,987,495	19,653,492

25. Derivatives

(1) Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	148,281,601	267,470	—	—	1,794,918	6,158	22,196	—	1,873,295
Interest rate futures	226,263	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,235
Currency:
Currency forwards	47,790,350	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	21,319,195	—	—	—	856,997	—	—	—	863,105
Currency futures	1,691,244	—	—	—	—	—	—	—	—
Long currency option	1,146,439	—	—	—	171,884	—	—	—	—
Short currency option	1,144,362	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	34,593	—	—	—	—	—	—	—	—
Long index stock	675,016	—	—	—	128,690	—	—	—	—
Short index stock	1,191,741	—	—	—	—	9,340	—	—	317,822
Stock index swaps	—	—	—	—	180,391	—	—	—	91,713
Others:
Long option	164,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,896	—	—	—	139	—	—	—	285
Other swaps	56,387	—	—	—	40,714	—	—	—	28,987
Other futures	—	—	—	—	1,265	—	—	—	479

Total	226,969,616	267,502	—	13,567	3,740,313	15,498	22,196	306	3,737,316

	December 31, 2011
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,582,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest rate options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest rate options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,763,127	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long currency option	1,957,680	—	—	—	396,268	—	—	—	—
Short currency option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long index stock	740,808	—	—	—	59,092	—	—	—	—
Short index stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,676,184	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2) Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Gains (losses) from hedged items	4,846	(191,961)
Gains (losses) from hedging instruments	(11,899)	173,252
Ineffective gains of foreign hedging activities	1,912	705

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	54,732	30,869
New transactions
Financial assets at FVTPL	(65,510)	2,618
Financial liabilities at FVTPL	114,917	54,687

Sub-total	49,407	57,305

Amounts Recognized in net income
Financial assets at FVTPL	11,012	7,797
Financial liabilities at FVTPL	(49,884)	(41,239)

Sub-total	(38,872)	(33,442)

Ending balance	65,267	54,732

Although no observable elements were available in market transaction to determine fair values of financial instruments, valuation techniques were utilized to measure fair values of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized as profits and losses and the details.

27. Capital Stock and Capital Surplus

(1) The number of authorized shares is as follows:

	December 31, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2) Capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	65,019	66,743

Total	174,044	175,768

28. Hybrid Securities

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2012	December 31, 2011
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	—
Issuance cost				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Group is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1) Other equity is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Other comprehensive income:
Gain(loss) of AFS financial assets	311,794	647,482
Share of other comprehensive gain(loss) of jointly controlled entities and associates	12,128	4,940
Gain(loss) on overseas business translation	(84,577)	(2,772)
Gain(loss) on cash flow hedges	8,693	4,336

Sub-total	248,038	653,986

Treasury shares(*)	(14)	(14)
Other capital adjustments	(62,074)	(67,551)

Total	185,950	586,421

(*)	As of December 31, 2012 and 2011, the Group holds 2,000 shares (14 million Won) and 1,999 shares (14 million Won) of its treasury shares, respectively, through a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2) Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain(loss) of AFS financial assets	647,482	87,938	(538,339)	114,713	311,794
Share of other comprehensive gain(loss) of jointly controlled entities and associates	4,940	10,094	—	(2,906)	12,128
Gain(loss) on overseas business translation	(2,772)	(107,113)	—	25,308	(84,577)
Gain(loss) on cash flow hedges	4,336	3,477	252	628	8,693

Total	653,986	(5,604)	(538,087)	137,743	248,038

	For the year ended December 31, 2011
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain(loss) of AFS financial assets	1,051,219	100,201	(576,844)	72,906	647,482
Share of other comprehensive gain(loss) of jointly controlled entities and associates	24,970	(1,555)	(24,787)	6,312	4,940
Gain(loss) on overseas business translation	(16,221)	15,244	—	(1,795)	(2,772)
Gain(loss) on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

30. Retained Earnings

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Legal reserves	1,035,849	1,005,401
Voluntary reserves	8,528,008	8,256,000
Retained earnings carried forward	4,213,265	3,161,321

	13,777,122	12,422,722

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2) Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	12,422,722	10,489,339
Net income	1,583,580	2,136,828
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(27,336)	(1,942)
Others	(341)	—

Ending balance	13,777,122	12,422,722

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for Credit loss.

(1) Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Controlling interests	1,638,826	1,339,430
Non-controlling interests	45,519	12,336

Total	1,684,345	1,351,766

(2) Reserve, net income attributable to shareholders and earning per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2012	2011
Planned regulatory reserve for credit loss	(299,396)	(798,756)
Net income after the planned reserve provided	1,284,184	1,338,072

Earnings per share after the planned reserve provided (*)	1,559	1,658

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group deterimines and is about to pay 201,503 million Won (250 Won per share) as the dividend for fiscal year 2012. The Group determined and paid 201,503 million Won (250 Won per share) as the dividend for fiscal year 2011.

33. Net Interest Income

(1) Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	156,388	143,280
Financial institutions	171,697	160,856
Corporates	143,154	128,533
CP	112,469	111,114
Interest of other FVTPL financial assets	96,266	115,762

Sub-total	679,974	659,545

AFS financial assets:
Debt securities
Korean treasury and government agencies	148,403	158,953
Financial institutions	207,561	212,053
Corporates	169,636	95,408
Asset-backed securities	556	1,826
Foreign currency bonds	7,781	5,817
Beneficiary certificates	—	1,067
Interest of other AFS financial assets	9,075	4,644

Sub-total	543,012	479,768

HTM financial assets:
Debt securities
Korean treasury and government agencies	344,764	326,630
Financial institutions	160,377	261,841
Corporates	318,929	282,268
Others	—	709
Foreign currency bonds	3,466	8,306

Sub-total	827,536	879,754

Loans and receivables:
Interest on due from banks	269,426	169,268
Interest on loans	12,594,090	12,725,160
Interest of other receivables	105,944	131,351

Sub-total	12,969,460	13,025,779

Total	15,019,982	15,044,846

(2) Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Interest on deposits due to customers	5,429,956	5,298,071
Interest on borrowings	770,127	815,043
Interest on debentures	1,424,096	1,551,286
Other interest expense	128,700	116,051

Total	7,752,879	7,780,451

34. Net Fees and Commissions Income

(1) Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Banking fees:
Banking fees (*)	859,229	814,677
Guarantee fees	118,440	104,327
Fees from project financing	30,096	27,080

Sub-total	1,007,765	946,084

Other fees:
Credit card fees	41,260	39,656
CMA management fees	4,451	5,553
Lease	11,702	12,854
Brokerage fees	473,601	650,155
Others	128,387	120,132

Sub-total	659,401	828,350

Total	1,667,166	1,774,434

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2) Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Fees paid	136,316	121,029
Credit card commission	439,428	384,503
Brokerage commission	75,252	60,821
Others	12,680	12,589

Total	663,676	578,942

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Dividend of financial assets at FVTPL	39,082	17,769
Dividend of AFS financial assets	124,043	185,236

Total	163,125	203,005

36. Gain (Loss) on Financial Assets at FVTPL

(1) Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	(7,929)	12,212
Gain (loss) on transaction of securities	169,318	(27,877)
Gain on valuation of securities	46,397	41,780

Sub-total	207,786	26,115

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(101,209)	(84,074)
Currency derivatives	(2,891)	83,215
Equity derivatives	90,839	5,163
Other derivatives	3,620	6,681

Sub-total	(9,641)	10,985

Gain (loss) on valuation of derivatives
Interest rate derivatives	(17,514)	50,563
Currency derivatives	(182,994)	37,539
Equity derivatives	385,548	(223,142)
Other derivatives	26,667	(17,451)

Sub-total	211,707	(152,491)

Total	409,852	(115,391)

(2) Gain (loss) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Gain (loss) on redemption of securities	16,514	17,742
Gain (loss) on valuation of securities	137,161	(73,778)
Gain (loss) on transaction of other financial assets designated at FVTPL	(284,824)	(118,209)
Gain (loss) on valuation of other financial assets designated at FVTPL	(572,172)	409,039

Total	(703,321)	234,794

37. Gain (Loss) on Available for Sale Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Gain (loss) on redemption of securities	16	(267)
Gain on transaction of securities	713,177	1,338,821
Impairment loss or reversal of impairment on securities	(147,032)	(265,677)

Total	566,161	1,072,877

38. Impairment Losses on Credit Loss

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Provision for credit losses	2,174,095	2,240,657
Reversal of provision for credit losses	(42,506)	(78,032)

Sub-Total	2,131,589	2,162,625

Provision for guarantee	46,572	156,749
Reversal of provision for guarantee	(81,224)	(16,715)

Sub-Total	(34,652)	140,034

Provision for loan commitment	27,316	5,317
Reversal of provision for loan commitment	(3,151)	(39,049)

Sub-Total	24,165	(33,732)

Total	2,121,102	2,268,927

39. Other Net Operating Incomes (Expenses)

(1) Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Gain on transaction of FX	2,498,793	8,292,591
Gain on translation of FX	26,059	46,882
Gain on transactions of loans and receivables	160,662	62,157
Gain on transactions of derivatives	4,496	233
Gain on valuations of derivatives	40,072	187,038
Gain on fair value hedged items	43,725	3,876
Reversal of other provisions	25,069	8,350
Others	178,335	25,217

Total	2,977,211	8,626,344

(2) Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Administrative expenses	3,956,278	3,775,729
Loss on transaction of FX	2,207,497	8,185,494
Loss on translation of FX	44,539	35,226
KDIC deposit insurance fees	268,260	247,596
Contribution to miscellaneous funds	378,613	357,801
Loss on transactions of loans and receivables	147,461	231,116
Loss on transactions of derivatives	24,461	5,641
Loss on valuations of derivatives	32,006	8,378
Loss on fair value hedged items	38,879	195,837
Other provision	81,385	59,260
Others	154,579	24,885

Total	7,333,958	13,126,963

(3) Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Short term employee benefits	1,623,502	1,621,347
Retirement benefit service costs	212,324	158,188
Fringe benefits	437,974	389,055
Depreciation and amortization	284,930	264,610
Rent	256,420	232,733
Taxes and dues	159,444	165,468
Service charges	226,777	200,503
IT expenses	116,112	112,742
Telephone and communication expenses	78,257	69,501
Operating promotion expenses	73,870	67,517
Advertising	103,459	118,627
Printing	16,836	16,612
Traveling expenses	16,046	16,589
Supplies	12,433	11,469
Insurance premium	7,173	7,740
Others	330,721	323,028

Total	3,956,278	3,775,729

40. Other Non-Operating Income (Expense)

(1) Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Rental fee income	13,997	16,520
Gain on disposal of investment in jointly controlled entities and associates	28,627	61,071
Gain on disposal of premises and equipment and other assets	4,669	71,725
Reversal of impairment loss of premises and equipment and other assets	3,700	791
Others	125,098	78,541

Total	176,091	228,648

(2) Other non-operating expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Expense on Investment properties	7,736	9,061
Loss on disposal of investment in jointly controlled entities and associates	19,807	40
Loss on disposal of premises and equipment and other assets	3,335	6,206
Impairment loss of premises and equipment and other assets	17,731	18,875
Donation	92,557	61,553
Others	40,899	57,948

Total	182,065	153,683

41. Income Tax Expense

(1) Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Current tax expense
Current tax expense in respect of the current year	592,416	632,342
Adjustments recognized in the current period in relation to the current tax of prior periods	(26,179)	5,360

Sub-total	566,237	637,702

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(210,591)	26,622
Deferred tax reclassified from other comprehensive income to net income	137,743	79,769

Sub-total	(72,848)	106,391

Income tax expense	493,389	744,093

(2) Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Net income before income tax expense	2,291,264	3,177,373
Tax calculated at statutory tax rate (*1)	554,024	768,898
Adjustments
Effect of income that is exempt from taxation	(81,848)	(102,971)
Effect of expenses that are not deductible in determining taxable profit	46,920	87,922
Effect on deferred tax balance due to the change in income tax rate	—	(12,856)
Adjustments recognized in the current period in relation to the current tax of prior periods	(26,179)	5,360
Others	472	(2,260)

Sub-total	(60,635)	(24,805)

Income tax expense	493,389	744,093

Effective tax rate	21.53%	23.42%

(*1)	Income tax rate for 200 million Won and below is 11%, for over 200 million Won up to 20 billion Won is 22%, and for over 20 billion Won is 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2012.

Income tax rate for 200 million Won and below was 11%, and for over 200 million Won was 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2011.

(3) Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Beginning balance	Recognized as income(loss)	Recognized as other comprehensive income(loss)	Ending balance
Gain (loss) on Financial Assets at FVTPL	207,778	22,269	—	230,047
Gain (loss) on AFS financial assets	(245,012)	30,288	114,713	(100,011)
Gain (loss) on valuation using the equity method of accounting	36,959	18,258	(2,906)	52,311
Gain (loss) on valuation of derivatives	(145,495)	84,846	628	(60,021)
Accrued income	(109,156)	(44,242)	—	(153,398)
Provision for loan losses	8,426	(16,268)	—	(7,842)
Loans and receivables written off	7,755	2,857	—	10,612
Loan origination costs and fees	(43,967)	(29,292)	—	(73,259)
Deposits with employee retirement insurance trust	(44,529)	(49,383)	—	(93,912)
Provision for guarantee	56,334	23,815	—	80,149
Other provision	83,800	17,316	—	101,116
Others	6,656	12,384	25,308	44,348

Net deferred tax assets (liabilities)	(180,451)	72,848	137,743	30,140

	For the year ended December 31, 2011
	Beginning balance	Recognized as income(loss)	Recognized as other comprehensive income(loss)	Ending balance
Gain (loss) on Financial Assets at FVTPL	170,989	36,789	—	207,778
Gain (loss) on AFS financial assets	(366,219)	48,301	72,906	(245,012)
Gain (loss) on valuation using the equity method of accounting	3,974	26,673	6,312	36,959
Gain (loss) on valuation of derivatives	(103,256)	(44,585)	2,346	(145,495)
Accrued income	(83,155)	(26,001)	—	(109,156)
Provision for loan losses	81,160	(72,734)	—	8,426
Loans and receivables written off	54,322	(46,567)	—	7,755
Loan origination costs and fees	(33,348)	(10,619)	—	(43,967)
Deposits with employee retirement insurance trust	(27,881)	(16,648)	—	(44,529)
Provision for guarantee	48,735	7,599	—	56,334
Other provision	89,865	(6,065)	—	83,800
Others	10,985	(2,534)	(1,795)	6,656

Net deferred tax assets (liabilities)	(153,829)	(106,391)	79,769	(180,451)

(4) Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Deductible temporary differences
Provision for loan losses	46,899	41,741
Investments in subsidiaries	78,953	79,527

Sub-total	125,852	121,268
Unused tax losses	294,863	235,404
Taxable temporary differences
Investments in subsidiaries	(14,807,393)	(13,980,931)

Total	(14,386,678)	(13,624,259)

The unused tax losses of 12,562 million Won, 172,203 million Won and 110,098 million Won will be expired at the end of the years of 2013, 2019 and 2020, respectively.

(5) Deferred tax reclassified from other comprehensive income are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Gain (loss) on AFS financial assets	(137,534)	(252,247)
Share of other comprehensive gain (loss) of jointly controlled entities and associates	(4,060)	(1,154)
Gain (loss) on overseas business translation	24,652	(656)
Gain (loss) on valuation of cash flow hedges	(283)	(911)

Total	(117,225)	(254,968)

(6) Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Current tax assets	37,792	56,570
Current tax liabilities	178,793	274,257

(7) Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Deferred tax assets	155,086	79,980
Deferred tax liabilities	124,946	260,431

Net deferred tax asset (liabilities)	30,140	(180,451)

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2012	2011
Net income attributable to common shareholders	1,583,580	2,136,828
Dividends to hybrid securities	(27,336)	(1,942)
Net income attributable to common shareholders	1,556,244	2,134,886
Weighted average number of common shares outstanding	806,013,341 shares	806,012,901 shares
Basic EPS	1,931	2,649

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2012 and 2011, respectively.

43. Contingent Liabilities and Commitments

(1) Guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Confirmed guarantees
Guarantee for debenture issuances	—	135
Guarantee for loans	172,177	290,799
Acceptances	622,106	840,437
Letters of guarantees	124,531	142,073
Other confirmed guarantees	8,851,336	10,297,667

Total	9,770,150	11,571,111
Unconfirmed guarantees
Local letter of credit	852,840	1,003,258
Letter of credit	5,795,397	4,837,106
Other unconfirmed guarantees	2,368,781	3,133,110

Total	9,017,018	8,973,474
CP purchase commitments and others	4,948,243	6,157,569

(2) Loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Loan commitments	91,362,821	88,400,600
Other commitments	6,666,254	10,035,221

(3) Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2011
	As plaintiff	As dependent	As plaintiff	As dependent
Number of cases	925 cases	504 cases	804 cases	292 cases
Amount of litigation	1,606,756	1,003,880	1,144,087	788,852
allowances for litigations	—	243,745	—	261,508

As of December 31, 2012, major lawsuits which the Group is facing, are due to financial incident by structured finance’s division of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyungnam Bank), non-existent debts imposed on 408 people including Kim-In-Ho amounting to 53,100 million Won (Woori Bank and 6 companies including Nonghyup) and payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank).

Sues from the electronic reminder (payment orders for unpaid credit card receivables to individuals) are not included on the litigations as of December 31, 2011 and 2012, and about that, there are no significant effects in the financial statements as of December 31, 2011 and 2012.

44. Lease

(1) Operating lease

Lease receivables under the operating lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2012		December 31, 2011
	Local currencies	Foreign currencies	Local currencies	Foreign currencies
1 year or less	66	—	155	1,844
1 - 2 years	—	—	66	—

Total	66	—	221	1,844

(2) Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
1 year or less	309,380	301,025
1 - 2 years	227,324	242,867
2 - 3 years	128,413	152,402
3 - 4 years	21,090	23,000
More than 5 years	1,794	3,715

Gross investment in lease	688,001	723,009
Unrealized interest revenue	(68,789)	(78,463)

Net investment in lease	619,212	644,546
Receivables of cancellable lease	3,851	673
Costs of finance lease	16,666	16,545

Receivables of finance lease	639,729	661,764
Provision for credit losses	(2,971)	(3,831)

Total	636,758	657,933

(3) Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
1 year or less	25,333	34,151
1 - 5 years	42,540	48,535
Sub - total	67,873	82,686

Present value discount	(4,475)	(5,767)

Present value	63,398	76,919

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1) Related parties

Government related entity: (Ultimate controlling party)	KDIC

Jointly controlled entities:	Woori Aviva Life Insurance Co., Ltd., Woori Renaissance Holdings

Associates:	Woori Blackstone Korea Opportunity First , Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., LIG E&C Co., Ltd., Hyunjin Co., Ltd., Chungdo Woori Century Security Co., Ltd., Seoul Lakeside Co., Ltd., Orient Shipyard Co., Ltd., Phoenix Digital Tech Co., Ltd., Chinhung International Inc., Pi CITY Co., Ltd., Poonglim industrial Co., Ltd., CNK Co., Ltd., United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 20 SPCs for the rest.

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Government related entity
Loans and receivables	133,853	1,000,000
Provision for credit losses	—	(337)
Other financial assets	1,004,266	901,780
Other assets	960	—
Deposits due to customers	590,061	251,916
Provision	377	—
Other financial liabilities	3,456	328
Other liabilities	1,783	690
Jointly controlled entities
AFS financial assets	11	5,787
Loans and receivables	8,571	8,170
Provision for credit losses	(149)	(110)
Other assets	295	83
Deposits due to customers	1,079	1,575
Other financial liabilities	280	1
Other liabilities	234	234
Associates
AFS financial assets	148,373	54,474
Loans and receivables	827,730	474,137
Provision for credit losses	(74,729)	(58,435)
Other assets	649	—
Deposits due to customers	91,047	77,712
Provision	141	1,907
Other financial liabilities	548	1,061
Other liabilities	—	288

(3) Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Government related entity
Interest income	47,073	66,217
Interest expense	7,497	9,482
Provision for credit loss	(281)	457
Other operating expenses	—	1,455
Jointly controlled entities
Fees and commissions income	18,298	17,565
Other operating incomes	3,879	4,911
Interest expense	18	27
Provision for credit loss	37	3
Fees and commissions expense	—	25
Other operating expenses	568	167
Associates
Interest income	13,638	17,047
Fees and commissions income	8,827	7,748
Other operating gain	13,077	14,327
Interest expense	979	1,569
Provision for credit loss	10,350	2,420
Fees and commissions expense	—	10
Other operating expenses	450	193

(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
KDIC	2,200,000	1,200,000	Loan commitment
Kumho Tires Co., Inc.	—	4,844	Unconfirmed guarantees
”	204	660	Endorsed notes
”	18,967	17,303	Commitments on loss sharing
”	13,922	18,091	Letter of credit
”	74,668	42,443	Loan commitment
Sempio Food Co., Ltd. (*)	—	575	Letter of credit
Phoenix Digital Tech Co., Ltd.	4,994	6,277	Loan commitment
Hyunjin Co., Ltd.	—	287	Confirmed acceptances and guarantees
Chin Hung International Inc.	85	192	Letter of credit
”	40,825	40,801	Loan commitment
Orient Shipyard Co., Ltd.	25,959	—	Acceptances and guarantees
”	79,412	—	Guarantee of loan payment

(*)	The Sempio Food Co., Ltd. is not considered to be related since the Group lost its significant influence over the entity for the year ended December 31, 2012.

(5) Management compensation is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Short term benefits	27,074	26,298
Severance payments	2,507	1,372

46. Trust Accounts

(1) Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating revenue
			For the years ended December 31
	December 31, 2012	December 31, 2011	2012	2011
Trust accounts	47,683,447	43,738,663	1,419,690	1,334,388

(2) Transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Receivables
Trust fees receivables	25,840	24,986
Payables
Borrowings from trust accounts	3,108,191	2,157,159
Accrued interest expenses on borrowings from trust accounts	8,881	6,667

Total	3,117,072	2,163,826

	For the years ended December 31
	2012	2011
Revenue
Trust fees	56,322	48,704
Intermediate termination fees	1,882	1,567

Total	58,204	50,271

Expense
Interest expenses on borrowings from trust accounts	85,904	67,894

(3) Principal protected trusts and both principal and interest protected trusts

1) The carrying value of principal protected trusts and both principal and interest protected trusts are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Principal protected trusts
Old-age pension trusts	7,654	9,708
Personal pension trusts	591,657	622,520
Pension trusts	554,661	495,462
Retirement trusts	95,421	270,169
New personal pension trusts	11,433	12,253
New old-age pension trusts	6,184	8,507

Sub-total	1,267,010	1,418,619

Principal and interest protected trusts
Development trusts	24	25
Unspecified money trusts	895	887

Sub-total	919	912

Total	1,267,929	1,419,531

2) As of December 31, 2012 and 2011, the amounts that the Group has to pay as a result of the operating results of the principal protected trusts and the principal and interest protected trusts are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Liabilities for the account (subsidy for trust account adjustment)	4	4

47. Business Combination

Woori FG Savings Bank Co., Ltd., which is a subsidiary of the Company, entered into an agreement with KDIC to acquire assets and liabilities from Solomon Saving Bank on August 21, 2012, and acquired certain assets and liabilities on September 5, 2012, in accordance with the agreement. Net assets acquired and goodwill recorded from the business combination are as follows (Unit: Korean Won in millions):

Amounts
Acquired asset	577,902
AFS financial assets	167,416
Loans and receivables	406,606
Intangible assets(*1)	626
Other assets	3,254
Transferred liabilities	3,890,283
Deposits due to customers	3,747,383
Other liabilities	142,900
Transferred net asset	(3,312,381)
Receiving from KDIC	3,291,507
Total acquisition cost	—
Goodwill	20,874

(*1)	Core deposit of 626 million Won is recognized as identifiable intangible asset.

48. Subsequent Events

The board of directors of the Group and Woori Bank have decided to split off Woori Bank’s credit card division and set up a new credit card company to be a subsidiary of the Company with the purpose to strengthen the competitiveness of credit card business, as of September 16, 2011. The Group and Woori Bank have acquired authorization for the spin-off of Woori Bank’s credit card division and the establishment of credit card business from Financial Services Commission on February 22, 2013.

49. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of December 31, 2012 and 2011, respectively, and the related separate statements of comprehensive income, changes in equity and cash flows, all expressed in Korean won, for the years ended December 31, 2012 and 2011, respectively. The Company’s management is responsible for the preparation and fair presentation of the separate financial statements and our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, respectively, and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Feburary 25, 2013

Notice to Readers

This report is effective as of Feburary 25, 2013, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 28)	236,400	33,538
Loans and receivables (Notes 4, 6, 7 and 28)	209,199	239,215
Investments in subsidiaries and associates (Note 8)	17,976,325	17,825,203
Premises and equipment (Notes 9 and 27)	389	515
Intangible assets (Note 10)	33	29
Current tax assets (Note 25)	20,844	—
Deferred tax assets (Note 25)	2,444	2,158
Other assets (Notes 11, 13 and 28)	970	2,347

Total assets	18,446,604	18,103,005

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,654,276	3,653,968
Retirement benefit obligation (Notes 13 and 28)	137	—
Current tax liability (Note 25)	165,588	201,361
Other financial liabilities (Notes 4, 7, 14 and 28)	53,448	31,796
Other liabilities (Note 14)	1,479	1,659

Total liabilities	3,874,928	3,888,784

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	309,010
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(14)	(14)
Retained earnings (Note 18)	9,934,180	9,766,122

Total equity	14,571,676	14,214,221

Total liabilities and equity	18,446,604	18,103,005

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 28)
Interest income	11,757	8,028
Interest expense	(184,136)	(222,337)

	(172,379)	(214,309)

NET FEE INCOME (Notes 20 and 28)
Fees and commissions income	62,582	65,698
Fees and commissions expense	(3,143)	(7,846)

	59,439	57,852

DIVIDEND INCOME (Notes 21 and 28)	562,272	516,008
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 22)	—	1
ADMINISTRATIVE EXPENSES (Note 23)	(51,352)	(49,792)

OPERATING INCOME	397,980	309,760

NON-OPERATING EXPENSE (Notes 24 and 28)	(1,368)	(6,310)
INCOME BEFORE INCOME TAX	396,612	303,450
INCOME TAX INCOME (Note 25)	286	1,030

NET INCOME	396,898	304,480

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—

COMPREHENSIVE NET INCOME	396,898	304,480

EARNING PER SHARE (Note 26)
Basic and diluted earnings per share	459	375

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2011	4,030,077	—	109,025	(18)	9,665,087	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(1,942)	(1,942)
Net income	—	—	—	—	304,480	304,480
Issue of hybrid securities	—	309,010	—	—	—	309,010
Disposal of treasury stock	—	—	1	4	—	5

December 31, 2011	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(27,337)	(27,337)
Net income	—	—	—	—	396,898	396,898
Issue of hybrid securities	—	189,397	—	—	—	189,397

December 31, 2012	4,030,077	498,407	109,026	(14)	9,934,180	14,571,676

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Years ended December 31
	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	396,898	304,480
Adjustment to net income:	(387,951)	(300,168)
Income tax income	286	1,030
Interest income	(11,757)	(8,028)
Interest expense	184,136	222,337
Dividend income	(562,272)	(516,008)
Reversal of impairment loss on credit loss	—	(1)
Depreciation	179	294
Amortization	6	5
Retirement benefit	2,043	2,263
Changes in operating assets and liabilities:	197,159	121,756
Decrease in loans and receivables	198,113	119,481
Decrease in other assets	1,364	1,037
Decrease in retirement benefit obligation	(1,893)	(2,276)
Increase (decrease) in other financial liabilities	(245)	2,620
Increase (decrease) in other liabilities	(180)	894
Income tax paid	(201,361)	(124,078)
Interest income received	9,739	7,068
Interest expense paid	(181,630)	(218,475)
Dividend income received	562,272	516,008

Net cash provided by operating activities	395,126	306,591

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Years ended December 31
	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments in subsidiaries and associates	3,107	—
Increase in investments in subsidiaries and associates	(154,229)	(441,970)
Acquisition of fixed assets	(54)	(216)
Acquisition of intangible assets	(10)	—

Net cash used in investing activities	(151,186)	(442,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	767,657	1,186,280
Increase in borrowings	35,000	10,000
Issue of hybrid securities	189,397	309,010
Redemption of debentures	(770,000)	(1,190,000)
Redemption of borrowings	(35,000)	(10,000)
Dividends paid for hybrid securities	(26,629)	—
Payment of dividends	(201,503)	(201,503)

Net cash provided by (used in) financing activities	(41,078)	103,787

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	202,862	(31,808)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	33,538	65,346

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	236,400	33,538

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries including Woori Bank and 146 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of December 31, 2012.

As its incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of December 31, 2012. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation of financial statements

The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011. The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements. Major accounting policies used for the preparation of the financial statements are stated below. These accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period except for the effects that description of the standards or interpretations stated below.

The Company’s financial statement has been prepared out based on the historical cost method except for specific non-current assets and financial assets measured at remeasured value or fair value. The historical cost is generally baesd on the fair value of consideration paid to acquire an asset.

The Company is measuring items in financial statements by using the functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.

The separate financial statements were approved by the board of directors on Feburary 25, 2013.

1) The Company has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

In accordance with the amendments to K-IFRS 1001, The Company changes the presentation of operating income by deducting cost of sales and general and administration expenses from operating income line items. The Company applied these amendments retroactively for the comparative period and restated the statements of comprehensive income for the years ended December 31, 2012 and 2011.

Accordingly, some of other profit (loss) that is classified as operating income (loss) is reclassified into non-operating income (expense). Operating income is increased by 1,368 million Won and 6,310 million Won for the years ended December 31 2012 and 2011, respectively. The adoption of the amendments has no effect on net income and earnings per share for the year ended December 31, 2012 and 2011.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

In accordance with the amendments to K-IFRS 1107, the Company discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Company is exposed, the carrying amounts of the transferred assets and the associated liabilities and other requirements, for each class of transferred financial assets that are not derecognized in their entirety. In addition, when the Company derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Company discloses the carrying amount of the assets and liabilities that are recognized in the Company’s statements of financial position and the amount that best represents the Company’s maximum exposure to loss and others, such information to evaluate the nature of, and risks associated with, the Company’s continuing involvement. The amendments related to disclosures have no effect on financial statements.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The amendments has no effect on financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

According to the amendments to K-IFRS 2114, the Company recognizes exceeded accumulation due to the prepayment of minimum funding contributions as an asset. The amendments has no effect on financial statements.

2) The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 requires that other comprehensive income shall be presented and classified by “items” not to be reclassified subsequently to net income” and “items” to be reclassified subsequently to net income upon meeting certain conditions. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. . The Company’s right of set-off must not be contingent upon any future events but enforceable anytime during the contract period in all of the circumstances; in the event of default, insolvency or bankruptcy of the entity or the counterparties as well as in the ordinary course of business. The amendments to K-IFRS 1032 are effective for annual periods beginning on January 1, 2014. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 establishes a single source of guidance for assessing control of an investee with three elements consisting of power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to affect those returns through its power over the investee. K-IFRS 1110 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the enactments on financial statements as of December 31, 2012

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. Under the enactment, a joint operator requires to recognize assets, liabilities, revenues and expenses proportionally to its interest in the arrangement and a joint venturer requires to recognize an investment and account for the investment using the equity method. The amendments to K-IFRS 1111 are effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Enactment to K-IFRS 1112 –Disclosure of Interests in Other Entities

The enactments of K-IFRS 1112 establish disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.K-IFRS 1112 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the amendments on financial statements as of December 31, 2012.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactments of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The enactment applies to K-IFRSs that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013. The Company is in progress of reviewing the effect of the enactment on financial statements as of December 31, 2012.

(2) Investment in subsidiaries, jointly controlled entities and associates

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements. The separate financial statements present a investment in subsidiaries, jointly controlled entities or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in net income in the separate financial statements when its right to receive the dividend is established.

When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (the higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

(3) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	5 years
Properties for business purposes	5 years

The Company assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(4) Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(5) Impairment of non-financial assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher of net fair value less costs to sell and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(6) Financial assets and financial liabilities

1) Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets and held-to-maturity (“HTM”) financial assets.

a) Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•

it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

c) AFS financial assets

Non –derivatives financial assets that are not classified as at HTM; held-for-trading; designated as at FVTPL; or loans and receivables are classified as at AFS.

d) HTM financial assets

HTM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.

2) Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

a) Financial liabilities at FVTPL

Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3) Recognition and Measurement

The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition and transaction costs that are directly attributable to the acquisition (issuance) are added to or deducted from the fair value. Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in net income and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Company’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to net income.

4) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7) Offsetting financial instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(8) Impairment of the financial assets

1) Assets measured at amortized costs

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is loss event include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization;

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses either individually or collectively for impairment of financial assets that are not significant. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income.

2) AFS financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost is an objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income are not reversed through net income. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(9) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(10) Equity

Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.

When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax) is included in equity attributable to the Company’s shareholders.

(11) Fees and commissions income

The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.

(12) Income tax expense

Income tax consists of current and deferred income tax. Income tax is recognized in net income except when it relates to elements recognized in other comprehensive income or directly in equity. Current income tax liabilities (assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date—the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled—or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.

In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.

(13) Employee benefits

1) Short-term employee benefits

The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the Company has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

2) Retirement benefits

The Company operates defined benefit plans. For defined benefit plans, the liability recognized in the separate statements of financial position is the present value of the current defined benefit obligation at the date of the separate statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries using the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.

(14) Interest income and expense recognition

Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(15) Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(16) Reclassifications related to consolidated corporate taxes

The Company reclassified the tax payment on behalf of subsidiaries related to the consolidated tax return from other assets to loans and receivables and tax refund on behalf of subsidiaries from other liabilities to other financial liabilities. As a result, other assets have decreased by 166,077 million Won and 202,525 million Won and loans and receivables have increased by 166,077 million Won and 202,525 million Won as of December 31, 2012 and 2011, respectively. In addition, other liabilities have decreased by 21,333 million Won and 1,164 million Won and other financial liabilities have increased by 21,333 million Won and 1,164 million Won as of December 31, 2012 and 2011, respectively. The effects of the reclassifications are reflected on the comparative financial statements, and the reclassifications have no effect on net asset and net income.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1) Income taxes

The Company estimates income tax provision based on its operating activities through December 31, 2012 as current and deferred income taxes. The actual income taxes payment may differ from the income tax provision recognized and the difference could be material.

(2) Fair value of financial instruments

The fair value of financial instruments that are not traded in active markets is measured by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and makes assumptions based on the market conditions as of December 31, 2012.

(3) Impairment loss on financial assets

The Company recognizes impairment losses on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss.

2) Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives.

3) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	December 31, 2012
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	198,293	10,911	209,204
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	198,293	10,911	209,204

Provisions for credit losses	—	5	5

Net amount	198,293	10,906	209,199

	December 31, 2011
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	232,737	6,483	239,220
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	232,737	6,483	239,220

Provisions for credit losses	—	5	5

Net amount	232,737	6,478	239,215

All loans and receivables are maintained at or above the permissible level of credit rating.

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3) Risk limit management

As of December 31, 2012 and 2011, the Company is not exposed to market risk in connection with trading activities.

4) Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of December 31, 2012 and 2011, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

December 31, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(13,944)	(146,027)	(18,863)	(157,009)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
December 31, 2012	Loans and receivables	1,036	—	—	—	1,036	—
	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267
December 31, 2011	Loans and receivables	1,040	—	—	—	1,040	—
	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456

(3) Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

The Company manages liquidity risk by identifying the maturity gap through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.)

2) Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of December 31, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
December 31, 2012	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267
	Other financial liabilities	53,448	53,448	—	—	—	—
December 31, 2011	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456
	Other financial liabilities	31,796	31,796	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

December 31, 2012		December 31, 2011
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
26.59%	123.37%	27.36%	125.40%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Demand deposits	49,471	33,538
Time deposits	186,929	—

Total	236,400	33,538

6. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Loans	1,000	1,000
Provisions for credit losses	(5)	(5)
Receivables (*1)	170,906	203,985
Accrued income	736	57
Refundable rent deposits	37,261	36,175
Present value discount on refundable deposits	(699)	(1,997)

Total	209,199	239,215

(*1)	Receivables due to consolidated tax return are 166,077 million Won and 202,525 million Won as of December 31, 2012 and 2011, respectively(Note 25).

(2) Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	5	6
Reversal	—	(1)

Ending balance	5	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		December 31, 2012		December 31, 2011
		Fair value	Book value	Fair value	Book value
Financial assets	Loans and receivables (*1)	209,199	209,199	239,215	239,215
Financial liabilities	Debentures	3,770,841	3,654,276	3,758,636	3,653,968
	Other financial liabilities (*1)	53,448	53,448	31,796	31,796

	Total	3,824,289	3,707,724	3,790,432	3,685,764

(*1)	As the Company considers the difference between the book value and fair value to be no significant differences, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	December 31, 2012		December 31, 2011
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824
Kwangju Bank	”	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	”	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd. (*1)	”	Dec. 31	100.0	35,013	100.0	15,013
Woori Investment & Securities Co., Ltd.	”	Mar. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	”	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd.	”	Mar. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	”	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd. (*2)	”	Dec. 31	52.0	238,575	52.5	207,346
Woori Aviva Life Insurance Co., Ltd. (*3)	”	Mar. 31	51.6	102,946	51.6	106,053
Woori FG Savings Bank (*1)	”	Jun. 30	100.0	210,000	100.0	110,000
Woori Finance Research Institute (*4)	”	Dec. 31	100.0	3,000	—	—

Total				17,976,325		17,825,203

(*1)	The carrying amount increased due to the paid-in capital increase for the year ended December 31, 2012.
(*2)	The ownership interest decreased due to disproportionate increase in paid-in capital for the year ended December 31, 2012.
(*3)	The carrying amount is decreased due to the settlement of reserve for the year ended December 31, 2012. As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.
(*4)	Woori Finance Research Institute was established with 100% investments for the year ended December 31, 2012.

9. PREMISES AND EQUIPMENT

(1) Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,391)	(418)	(1,809)

Net amount	254	135	389

	December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,688	539	2,227
Accumulated depreciation	(1,358)	(354)	(1,712)

Net amount	330	185	515

(2) Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	13	54
Disposition	(1)	—	(1)
Depreciation	(116)	(63)	(179)

Ending balance	254	135	389

	For the year ended December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Beginning balance	456	137	593
Acquisition	111	105	216
Depreciation	(237)	(57)	(294)

Ending balance	330	185	515

10. INTANGIBLE ASSETS

(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(100)	—	(136)

Net amount	1	17	15	33

	December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated amortization	(36)	(94)	—	(130)

Net amount	1	13	15	29

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	10	—	10
Amortization	—	(6)	—	(6)

Ending balance	1	17	15	33

	For the year ended December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	2	17	15	34
Amortization	(1)	(4)	—	(5)

Ending balance	1	13	15	29

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Prepaid expenses	970	2,285
Plan assets (Note 13)	—	13
Payment in suspense	—	49

Total	970	2,347

12. DEBENTURES AND BORROWINGS

(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	December 31, 2012	December 31, 2011
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	—	250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012	—	140,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012	—	100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012	—	220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012	—	60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	—
Series 38 th bonds	Jun. 26, 2012	3.75	Jun. 26, 2017	220,000	—
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	—
Series 40th bonds	Oct. 30, 2012	3.03	Oct. 30, 2015	200,000	—

Sub-total				3,660,000	3,660,000
Less: discounts on bonds payable				(5,724)	(6,032)

Total				3,654,276	3,653,968

All debentures are to be paid in full at maturity.

(2) There is no borrowing outstanding as of December 31, 2012 and 2011. As of December 31, 2012, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2013	100,000
Kookmin Bank	CD(3M)+1.55	November 30, 2013	150,000

Total			250,000

13. RETIREMENT BENEFIT OBLIGATION

(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011 (*1)
Retirement benefit obligation	6,803	5,194
Fair value of plan assets	(6,666)	(5,207)

Total	137	(13)

(*1)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as on other asset (Note 11).

(2) Changes in retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	5,194	3,544
Current service cost	1,498	1,354
Interest expense	223	165
Actuarial loss	511	867
Retirement benefit paid	(1,548)	(898)
Transfer from related parties	925	162

Ending balance	6,803	5,194

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Beginning balance	5,207	3,678
Expected gain on plan assets	243	146
Actuarial loss	(54)	(23)
Employer’s contributions	1,858	1,985
Retirement benefit paid	(588)	(579)

Ending balance	6,666	5,207

(4) Plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Equity instruments	85	77
Deposits	6,581	5,130

Total	6,666	5,207

Realized return on plan assets are 189 million Won and 123 million Won of plan asset for the years ended December 31, 2012 and 2011, respectively.

(5) The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Current service cost	1,498	1,354
Interest expense	223	165
Expected gain on plan assets	(243)	(146)
Actuarial loss	565	890

Total	2,043	2,263

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2012	December 31, 2011
Discount rate	3.57%	4.47%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.24%	4.24%
Future wage growth rate	5.18%	5.34%

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Other financial liabilities:
Accounts payables (*1)	22,827	3,787
Accrued expenses	27,826	25,913
Dividends payables	2,649	1,942
Withholdings	146	154

Total	53,448	31,796

Other liabilities:
Withholding taxes	1,331	1,537
Others	148	122

Total	1,479	1,659

(*1)	Accounts payables due to consolidated tax return are 21,333 million Won and 1,164 million Won as of December 31, 2012 and 2011 (Note 25).

15. CAPITAL STOCK AND SURPLUS

(1) The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	December 31, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2) Details of capital surplus are as follows (Unit: Korean Won in millions)

	December 31, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2012	December 31, 2011
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	—
Issuing expense				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, and then, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

As of December 31, 2012 and 2011, the Company holds 2,000 shares (14 million Won) and 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

18. RETAINED EARNINGS

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Earned surplus reserve	1,035,849	1,005,401
Voluntary reserve	8,528,008	8,256,000
Retained earnings carried forward	370,323	504,721

Total	9,934,180	9,766,122

(2) In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for credit loss.

(3) Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Beginning balance	8	—
Planned reserve for credit loss	850	8

Ending balance	858	8

(4) Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	For the years ended December 31
	2012	2011
Reserve provided	850	8
Net income after the reserve provide	396,048	304,472
Earnings per share after the reserve provided (*1)	457	375

(*1)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

(5) Appropriations of retained earnings are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	762	202,183
Interest of hybrid equity securities	(27,337)	(1,942)
Net income	396,898	304,480

	370,323	504,721

APPROPRIATIONS:
Legal reserve	39,690	30,448
Reserves for bad debts	850	8
Cash dividends	201,503	201,503
(Dividends per common stock: ￦250 (5.0%) and ￦250 (5.0%) in 2012 and 2011, respectively)
Voluntary reserve	128,000	272,000

	370,043	503,959

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	280	762

The retained earning appropriation for the years ended December 31, 2012 and 2011 should be set aside by March 22, 2013and March 30, 2012, respectively.

(6) Dividends ratio by net income are as follows:

	December 31, 2012	December 31, 2011
The number of issued shares	806,015,340 shares	806,015,340 shares
The number of treasury stocks	2,000 shares	1,999 shares
Shares subject to dividend	806,013,340 shares	806,013,341 shares
Dividend per share	250 Won	250 Won
Par value	5,000 Won	5,000 Won
Dividend ratio per share	5.0%	5.0%
Gross dividend	201,503 million Won	201,503 million Won
Net income	396,898 million Won	304,480 million Won
Dividend ratio by net income	50.77%	66.18%

19. NET INTEREST INCOME

Interest income and expenses incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Interest income
Interest income on due from banks	10,357	6,771
Interest income on loans	49	50
Interest income on others	1,351	1,207

Total	11,757	8,028

Interest expense
Interest expense on borrowings	123	35
Interest expense on debentures	184,013	222,302

Total	184,136	222,337

No financial asset impairment incurred for the years ended December 31, 2012 and 2011, respectively. As a result, all interest income was incurred from performing financial assets.

20. NET FEES INCOME

Fee incomes and expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Fee income
Brand royalty income	62,582	65,698
Fee expense
Fee for legal advice	96	1,714
Other fees expense	3,047	6,132

Total	3,143	7,846

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Woori Bank	479,053	387,725
Kwangju Bank	28,213	36,912
Kyongnam Bank	7,976	50,503
Woori Investment & Securities Co., Ltd.	17,348	13,897
Woori F&I Co., Ltd.	21,574	20,220
Woori Asset Management Co., Ltd.	—	1,673
Woori Financial Co., Ltd.	8,108	5,078

Total	562,272	516,008

22. IMPAIRMENT LOSS AND REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS

Impairment loss and reversal of impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Reversal of provision for bad debts	—	1

23. ADMINISTRATIVE EXPENSES

Details of administrative expenses as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Short term employee benefits	21,935	22,003
Retirement benefit	2,043	2,263
Fringe benefits	2,993	2,544
Traveling expenses	422	1,009
Operating promotion expenses	1,354	1,480
Rent	1,683	1,553
Maintenance expense	830	860
Depreciation	179	294
Amortization	6	5
IT expenses	1,923	2,142
Advertising	12,349	9,056
Taxes and dues	216	194
Insurance premium	326	338
Others	5,093	6,051

Total	51,352	49,792

24. NON-OPERATING PROFIT AND LOSS

Details of non-operating incomes and non-operating expenses as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Non-operating incomes:
Miscellaneous income	3,907	413
Non-operating expenses:
Donation	(5,275)	(6,710)
Miscellaneous loss	—	(13)

Sub-Total	(5,275)	(6,723)

Total	(1,368)	(6,310)

25. INCOME TAX EXPENSE (INCOME)

(1) Income tax expense (income) are as follows (Korean Won in millions):

	For the years ended December 31
	2012	2011
Current tax expense (income)
Current tax expense in respect of the current year	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—	—

Sub-total	—	—

Deferred tax expense (income)
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(286)	(1,030)
Deferred tax reclassified from other comprehensive income to net income	—	—

Sub-total	(286)	(1,030)

Income tax income	(286)	(1,030)

(2) Reconciling items between income before income tax and income tax expense (income) are as follows (Korean Won in millions):

	For the years ended December 31
	2012	2011
Income before income tax	396,612	303,450
Tax calculated at statutory tax rate (*1)	95,518	73,407
Tax effect on reconciling items:
Non-taxable income	(108,491)	(99,633)
Non-deductible expenses	324	358
Others	12,363	24,838

Sub-total	(95,804)	(74,437)

Income tax income	(286)	(1,030)

Effective tax rate (*2)	—	—

(*1)	Income tax rate for 200 million Won and below is 11%, for over 200 million Won up to 20 billion Won is 22%, and for over 20 billion Won is 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2012.

Income tax rate for 200 million Won and below was 11%, and for over 200 million Won was 24.2%, which is composed of corporate tax and local income tax for the year ended December 31, 2011.

(*2)	The effective tax rate did not produce because income tax expenses are negative amount(-) for the years ended December 31, 2012 and 2011.

(3) Details of changes in deferred tax assets (liabilities) are as follows (Unit: Korean Won in millions):

	January 1, 2012	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2012
Accrued expenses	2,148	277	—	2,425
Retirement benefit obligation	674	644	—	1,318
Plan assets	(676)	(641)	—	(1,317)
Depreciation	12	6	—	18

Total	2,158	286	—	2,444

	January 1, 2011	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2011
Accrued expenses	889	1,259	—	2,148
Retirement benefit obligation	534	140	—	674
Plan assets	(574)	(102)	—	(676)
Depreciation	(37)	49	—	12
Others	316	(316)	—	—

Total	1,128	1,030	—	2,158

(4) Unrecognized deductible temporary differences and unused tax losses are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Deductible temporary differences and others
Investments in subsidiaries and a jointly controlled entities	10,241	10,241
Unused tax losses	184,765	184,765
Taxable temporary differences
Investments in subsidiaries	8,937,558	8,937,558

(5) Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019 (*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on the reported tax returns
(*2)	As a result of the revision on the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has extended for 10 years.

(6) Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2012	December 31, 2011
Current tax assets (*1)(*2)	20,844	—
Current tax liabilities (*2)	165,587	201,361

(*1)	The Company did not offset income tax refund with current tax liabilities since the Company has no intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.
(*2)	The Company recognized loans and receivables and accounts payables which are to be received or paid according to consolidated tax return on behalf of the subsidiaries as of December 31, 2012 and 2011.

26. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the years ended December 31
	2012	2011
Net income on common shares	396,898	304,480
Dividend on hybrid securities	(27,336)	(1,942)
Net income attributable to common shareholders	369,562	302,538
Weighted average number of common shares outstanding (shares)	806,013,341 shares	806,012,901 shares
Basic EPS	459	375

Meanwhile, as there is no dilution effect for the years ended December 31, 2012 and 2011, respectively, the Company’s diluted EPS is equal to its common earnings per share.

27. INSURANCE

As of December 31, 2012, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 488 million Won, respectively.

28. RELATED PARTY TRANSACTIONS

Significant balances as of December 31, 2012 and 2011 major transactions for the years ended December 31, 2012 and 2011 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1) Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation

Woori Bank, Kyongnam Bank, Kwangju Bank,

Woori FIS Co., Ltd., Woori F&I Co., Ltd.,

Woori Investment Securities Co., Ltd.,

Woori Asset Management Co., Ltd.,

Woori Private Equity Co., Ltd.,

Woori Financial Co., Ltd.,

Woori FG Savings Bank,

Woori Finance Research Institute,

Woori Credit Information Co., Ltd.,

Woori America Bank,

Woori Global Markets Asia Ltd., Woori China Bank,

Woori Russia Bank, P.T. Bank Woori Indonesia,

Woori Brazil Bank,

Korea BTL Infrastructure Fund,

Woori Fund Service Co., Ltd.,

Woori Futures Co., Ltd.,

Woori Investment Securities Int’l Ltd.,

Woori Investment Securities (H.K.) Ltd.,

Woori Investment Securities America Inc.,

MARS First Private Equity Fund,

MARS INS First Ltd,

MARS Second Private Equity Fund,

Woori Investment Asia PTE Ltd.,

Woori Absolute Partners PTE Ltd.,

Woori Absolute Asia Global Opportunity Fund,

LG Investment Holding B.V. (Amsterdam) GG,

Woori Korindo Securities Indonesia,

Woori CBV Securities Corporation,

Woori Absolute Return Investment Strategies Fund,

Kumho Investment Bank Co., Ltd.,

Sahn Eagles LLC, Two Eagles LLC,

Woori EL Co., Ltd.,

Woori Investment Advisory Co., Ltd., (Beijing),

Kofc Woori Growth Champ Private Equity Fund,

Woori AMC Co., Ltd., Woori Private Equity Fund,

Woori Giant First Co., LLC.,

Woori Bank principal and interest Trust and 2

principal and interest trusts,

Woori F&I Seventh Asset Securitization Specialty

and 50 SPCs,

Woori Heritage Longshort Private Equity trusts I

and 59 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Woori Blackstone Korea Opportunity

Private Equity Fund I,

United PF 1st Corporate Financial Stability,

ChinHung International, Inc.

LIG E&C Co., Ltd,

Hyunjin Co., Ltd, Pi City Co., Ltd.,

Poonglim Co., Ltd.,

Cnk Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Woori Renaissance Holdings,

Phoenix Digital Tech Co., Ltd.,

Chungdo Woori Century Security Corp,

Ltd., Orient Shipyard Co.,Ltd.,

Woori SB Eleventh Asset Securitization

Specialty and 20 SPCs.

(2) Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2012	December 31, 2011
Receivables	Woori Bank	36,562	34,178	Refundable rent deposits
		199,471	33,538	Cash and cash equivalents
		562	53	Interest receivables
		699	1,997	Prepaid expenses
		128,097	197,938	Receivables
	Kyongnam Bank	8,139	—	Cash and cash equivalents
		36	—	Interest receivables
		27,573	—	Receivables
	Kwangju Bank	28,790	—	Cash and cash equivalents
		126	—	Interest receivables
		5,600	—	Receivables
	Woori FIS	485	785	Receivables
	Woori PE	355	368	Receivables
	Woori Asset Management	274	—	Receivables
	Woori Financial	1,000	1,000	Loans
		(5)	(5)	Provisions for credit losses
		—	4	Interest receivables
	Woori F&I	1,538	—	Receivables
	Woori Credit Information	497	560	Receivables
	Woori AMC	1,888	2,305	Receivables
	Woori FG Savings Bank	—	569	Receivables
	Woori Fund Service	31	—	Receivables
	Woori Finance Research Institute	1,546	—	Receivables
		13	—	Interest receivables

	Total	443,277	273,290

Payables	Woori Bank	21,069	483	Accounts payables
		6,666	5,207	Retirement plan assets
	Woori F&I	10	780	Accounts payables
	Woori Asset Management	—	382	Accounts payables
	Woori FIS	84	179	Accounts payables
	Woori PE	1	—	Accounts payables
	Woori Credit Information	1	—	Accounts payables
	Woori AMC	3	—	Accounts payables
	Woori FG Savings Bank	489	—	Accounts payables
	Woori Fund Service	—	2	Accounts payables

	Total	28,323	7,033

(3) Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		December 31, 2012	December 31, 2011
Receivables	Woori Aviva Life Insurance Co., Ltd.	3,006	1,460	Receivables

(4) Transactions with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2012	2011
Revenues	Woori Bank	48,913	52,751	Brand royalty income
		9,455	5,234	Interest on deposits
		1,339	1,207	Interest related to leasehold deposits
		479,053	387,725	Dividends
		183	82	Other operating income
	Kyongnam Bank	1,776	1,570	Brand royalty income
		199	890	Interest on deposits
		7,976	50,503	Dividends
	Kwangju Bank	1,165	1,049	Brand royalty income
		703	648	Interest on deposits
		28,213	36,912	Dividends
	Woori Financial	649	489	Brand royalty income
		49	50	Interest on loans
		8,108	5,078	Dividends
	Woori FIS	591	505	Brand royalty income
		249	82	Other operating income
	Woori F&I	115	95	Brand royalty income
		21,574	20,220	Dividends
	Woori Investment & Securities	7,660	8,103	Brand royalty income
		211	77	Other operating income
		17,348	13,897	Dividends
	Woori Asset Management	71	70	Brand royalty income
		—	1,673	Dividends
	Woori PE	17	12	Brand royalty income
	Woori Futures	94	24	Brand royalty income
	Woori AMC	40	8	Brand royalty income
	Woori Credit Information	72	18	Brand royalty income
	Woori Fund Service	2	—	Brand royalty income
	Woori FG Savings Bank	11	—	Brand royalty income
	Woori Finance Research Institute	13	—	Other interest

	Total	635,849	588,972

Expenses	Woori Bank	768	778	Maintenance expenses
		1,339	1,207	Rent
		189	744	Retirement benefit
		60	81	Service fees
		106	—	Other fees
	Woori FIS	1,923	1,920	Service fees
	Woori Investment & Securities	—	48	Service fees

	Total	4,385	4,778

(5) Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2012	2011
Revenues	Woori Aviva Life Insurance Co., Ltd.	1,406	1,004	Brand royalty income

(6) Compensation to managements are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2012	2011
Short-term employee benefit	3,787	4,461
Retirement benefit	207	227

	3,994	4,688

29. NON-CASH TRANSACTIONS

The significant transactions without cash flows are as follows (Unit: Korean Won in million):

	For the years ended December 31
	2012	2011
Dividend of hybrid securities	708	1,942

30. SUBSEQUENT EVENTS

The board of directors of the company and Woori Bank have decided to split off Woori Bank’s credit card division and set up a new credit card company to be a subsidiary of the Company with the purpose to strengthen the competitiveness of credit card business, as of September 16, 2011. The Company and Woori Bank have acquired authorization about the spin off of Woori Bank’s credit card division and the establishment of credit card business from Financial Services Commission on February 22, 2013.

31. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

Internal Accounting Control System Review Report

English Translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2012. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the operations of the IACS as of December 31, 2012, the Company’s IACS has been designed and is operating effectively as of December 31, 2012, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2012, and we did not review management’s assessment of its IACS subsequent to December 31, 2012. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Feburary 25, 2013

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2012 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of

Woori Financial Holdings Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of Woori Financial Holdings Co., Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2012.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS standards.

February 25, 2013

/s/ Joon Ho Kim
Joon Ho Kim
Internal Accounting Control Officer

/s/ Pal Seung Lee
Pal Seung Lee
Chief Executive Officer